Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

STANDARD MICROSYSTEMS CORPORATION,

COMET ACQUISITION CORP.,

BRIDGECO, INC.

and

BCOA NOMINEES LIMITED
as Rights Holder Representative

DATED AS OF MAY 19, 2011

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

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INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Stockholder Consent
Exhibit B	Form of Rights Holder Agreement
Exhibit C	Certificate of Incorporation of the Surviving Corporation
Exhibit D-1	Form of Stockholder Letter of Transmittal
Exhibit D-2	Form of Option Holder Letter of Transmittal
Exhibit D-3	Form of Warrant Holder Letter of Transmittal
Exhibit E	Escrow Agreement
Exhibit F	Rights and Obligations of the Rights Holder Representative
Exhibit G	Form of BridgeCo Officer’s Certificate
Exhibit H-1	List of Contracts to be Amended and Form of Contract Amendments
Exhibit H-2	List of Consents to be Obtained Prior to Closing
Exhibit I	FIRPTA Certificate
Exhibit J-1	Form of Parent Officer’s Certificate
Exhibit J-2	Form of Sub Officer’s Certificate
Exhibit K	List of Products
Exhibit L-1	Form of Assignment of Patents
Exhibit L-2	Form of Assignment of Trademarks
Exhibit L-3	Form of Intellectual Property Assignment Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 18, 2011, by and among Standard Microsystems Corporation, a Delaware corporation headquartered at 80 Arkay Drive, Hauppauge, NY 11788, (“Parent”), Comet Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”), BridgeCo Inc., a Delaware corporation, with its principal place of business at 400 Continental Blvd, 6th Floor El Segundo, CA 90245  (“BridgeCo”), and BCOA Nominees Limited, as Rights Holder Representative.  Parent and Sub are collectively referred to as “Buyer”.

RECITALS

WHEREAS, the board of directors of each of Parent, Sub and BridgeCo has determined that it is in the best interests of their respective stockholders for Sub to merge with and into BridgeCo upon the terms and subject to the conditions set forth herein (the “Transaction”);

WHEREAS, the BridgeCo Board has adopted by the unanimous written consent of all directors, resolutions approving, among other things, this Agreement, the Merger and the other transactions contemplated hereby, and has agreed to recommend that BridgeCo’s stockholders adopt this Agreement and the transactions contemplated hereby;

WHEREAS, BridgeCo, Parent and Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and also to prescribe various conditions to the Merger; and

WHEREAS, as an inducement to the willingness of Parent and Sub to enter into this Agreement (but not pursuant to any prior agreement with Parent or BridgeCo), holders of all of the issued and outstanding BridgeCo Capital Stock have indicated that they expect to deliver, following the approval and adoption of this Agreement by the BridgeCo Board and immediately following the execution and delivery of this Agreement, their written consent to (i) their irrevocable approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby pursuant to and in accordance with the applicable provisions of the Delaware Code and the certificate of incorporation and bylaws of BridgeCo in the form attached hereto as Exhibit A (the “Stockholder Consent”), and (ii) specified undertakings, representations, warranties, releases and waivers, in each case pursuant to a Rights Holder Agreement, in the form attached hereto as Exhibit B, signed and dated as of the date hereof by each such stockholder (each, a “Rights Holder Agreement”).

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; EARNOUT PAYMENT

1.01.         The Merger.  Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the General Corporation Law of Delaware, as amended (the “Delaware Code”), Sub shall be merged with and into BridgeCo (the “Merger”) as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in ARTICLE VI hereof.  BridgeCo shall be the surviving corporation in the Merger (the “Surviving Corporation”) under the name “BridgeCo, Inc.” and shall succeed to and assume all the rights, properties, liabilities and obligations of BridgeCo in accordance with the laws of the State of Delaware.  In connection with the Merger, the separate corporate existence of Sub shall cease.

1.02.         Consummation of the Merger.  Subject to the provisions of this Agreement, Sub and BridgeCo shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed and verified certificate of merger, as required by the Delaware Code, and shall take all such other and further actions as may be required by law to make the Merger effective.  Prior to the filing referred to in this Section 1.02, a closing (the “Closing”) will be held at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York (or such other place as the parties may agree) on the second Business Day after all of the conditions precedent set forth in ARTICLE VI have been satisfied, or such other date mutually agreed to by the parties (the “Closing Date”).  The time the Merger becomes effective in accordance with applicable law is referred to as the “Effective Time.”

1.03.         Effects of the Merger.  The Merger shall have the effects set forth herein and in the applicable provisions of the Delaware Code.

1.04.         Certificate of Incorporation and Bylaws.  (a)  The certificate of incorporation of the Surviving Corporation shall be as set forth in Exhibit C, until thereafter amended in accordance with the Delaware Code and as provided in such certificate of incorporation.

(b)           Unless otherwise determined by Parent prior to the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated immediately after the Effective Time to be identical to the bylaws of Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the Delaware Code and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.

1.05.         Directors and Officers.

(a)            Directors.  From and after the Effective Time, the directors of Sub serving immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation, death or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)           Officers.  The officers of Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the bylaws of the Surviving Corporation until their successors are duly appointed and qualified.

1.06.         Effect of the Merger on Certain Securities of BridgeCo and Sub.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, BridgeCo, the Surviving Corporation or the holders of BridgeCo Capital Stock, the Stock Options or the Warrant:

(a)            BridgeCo Preferred Stock.  Each share of BridgeCo Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any Dissenting Shares and any shares held in the treasury of BridgeCo or held by Parent, Sub or any Subsidiary thereof) shall be canceled and extinguished and shall be converted into the right to receive (without interest and less any applicable Tax withholding), subject to surrender of the certificates representing such shares of BridgeCo Preferred Stock in the manner provided in Section 1.10(b)(i), (i) pursuant to Section 1.10(b)(i), an amount equal to the sum of the Preference Amount plus the Closing Per Share Payment, (ii) pursuant to Section 1.17(a) and Section 1.17(b), the Per Share Net Earnout Payments, if any, and (iii) pursuant to Section 4.03, the Additional Per Share Consideration, if any;

(b)            BridgeCo Common Stock.  Each share of BridgeCo Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Restricted Stock, other than those shares of Restricted Stock that are then unvested after giving effect to any vesting as a result of or in connection with the Merger, which shall be immediately forfeited, canceled and extinguished as of the Effective Time and no consideration shall be paid to the holders thereof), but excluding any Dissenting Shares and any shares of BridgeCo Common Stock held in the treasury of BridgeCo or held by Parent, Sub or any Subsidiary thereof) shall be canceled and extinguished and shall be converted into the right to receive (without interest and less any applicable Tax withholding), subject to surrender of the certificates representing such shares of BridgeCo Common Stock in the manner provided in Section 1.10(b)(i), (i) pursuant to Section 1.10(b)(i), an amount equal to the Closing Per Share Payment, (ii) pursuant to Section 1.17(a) and Section 1.17(b), the Per Share Net Earnout Payments, if any, and (iii) pursuant to Section 4.03, the Additional Per Share Consideration, if any;

(c)            Treasury Shares and Shares Held by Parent or Sub.  Each share of BridgeCo Capital Stock held (i) in the treasury of BridgeCo immediately prior to the Effective Time or (ii) by Parent, Sub or any Subsidiary thereof immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(d)            Capital Stock of Sub.  Each share of common stock, par value $0.01 per share, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

1.07.         Effect of the Merger on the Warrant.  At the Effective Time, the Warrant shall be immediately canceled and, in consideration of such cancellation, the holder thereof shall be entitled to receive (without interest and less any applicable Tax withholding), with respect to each share of BridgeCo Preferred Stock that may be purchased pursuant to the Warrant as of immediately prior to the Effective Time and upon satisfaction of the requirements set forth in Section 1.10(b)(ii), (a) pursuant to Section 1.10(b)(ii), an amount equal to (i) the sum of the Preference Amount plus the Closing Per Share Payment less (ii) the exercise price per share of BridgeCo Preferred Stock pursuant to the Warrant, (b) pursuant to Section 1.17(a) and Section 1.17(b), the Per Share Net Earnout Payment, if any, and (c) pursuant to Section 4.03, the Additional Per Share Consideration, if any.

1.08.         Effect of the Merger on Stock Options.

(a)            No Assumption of Stock Options.  No outstanding Stock Option shall be assumed by Parent or the Surviving Corporation.

(b)            Unvested Options.  Each Unvested Option outstanding immediately prior to the Effective Time shall be immediately forfeited, canceled and extinguished as of the Effective Time and no consideration shall be paid to the holder of such Unvested Option.

(c)            Vested Options.  At the Effective Time, each Vested Option outstanding and unexercised immediately prior to the Effective Time shall be immediately canceled and, in consideration of such cancellation, the holder thereof shall be entitled to receive (without interest and less any applicable Tax withholding), with respect to each share of BridgeCo Common Stock underlying such Vested Option and upon satisfaction of the requirements set forth in Section 1.10(b)(ii), (i) pursuant to Section 1.10(b)(ii), an amount equal to the Closing Per Share Payment less the exercise price with respect to such Vested Option (the “Closing Option Consideration”), (ii) pursuant to Section 1.17(a) and Section 1.17(b), the Per Share Net Earnout Payments, if any, and (iii) pursuant to Section 4.03, the Additional Per Share Consideration, if any.

1.09.         Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, BridgeCo Capital Stock which is held by stockholders who have the right to dissent with respect to the Merger pursuant to Section 262 of the Delaware Code (the “Dissenting Shares”), shall not be cancelled and extinguished and converted into or be exchangeable for the right to receive the applicable merger consideration as set forth in Section 1.06(a) and Section 1.06(b) and the holders of the Dissenting Shares shall be entitled to receive payment of the fair value of the Dissenting Shares in accordance with the provisions of the Delaware Code, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost such right under the Delaware Code.  If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Dissenting Shares shall thereupon be cancelled and extinguished and converted into or be exchangeable for the right to receive, as of the Effective Time, the applicable merger consideration as set forth in Section 1.06(a) and Section 1.06(b) without any interest thereon.

1.10.         Closing Payments and Exchange Mechanics.  (a)  Promptly following the Effective Time, Parent shall make or cause to be made by wire transfer of immediately available funds the following payments:

(i)           a deposit into a designated account for the benefit of holders of BridgeCo Capital Stock (other than Restricted Stock) or the Warrant as of immediately prior to the Effective Time (the “Stockholders’ Account”), for payment in accordance with Section 1.06(a)(i), Section 1.06(b)(i) and Section 1.07(a), cash in an amount equal to (A) the Base Consideration, minus (B) the Escrow Deposit, minus (C) the aggregate amount of all Expenses, minus (D) the aggregate amount of all Indebtedness of BridgeCo as of the Closing Date in excess of the amount of the Existing BridgeCo Debt, minus (E) the Rights Holders Expense Amount minus (F) the Incentive Equity Closing Consideration, minus (G) the aggregate amount of the Closing Cash Bonus Payments;

(ii)           a deposit with the payroll agent for the Surviving Corporation (the “Payroll Agent”) for the benefit of the Incentive Equityholders, for payment in accordance with Section 1.06(b)(i) and Section 1.08(c)(i) an amount equal to the sum of (A) the number of shares of Restricted Stock outstanding as of immediately prior to the Effective Time (other than shares of Restricted Stock that are then unvested after giving effect to any vesting as a result of or in connection with the Merger) multiplied by the Closing Per Share Payment plus (B) the aggregate Closing Option Consideration payable in respect of all Vested Options (such sum, the “Incentive Equity Closing Consideration”);

(iii)         to the Escrow Agent, an amount equal to the Escrow Deposit to be held and distributed pursuant to Section 4.03;

(iv)         to an account designated by the Rights Holder Representative (the “Expense Fund”), an amount equal to the Rights Holders Expense Amount to be held and distributed pursuant to Section 4.09(c);

(v)          to the Persons set forth in Schedule 1.14(a) for the repayment of the Closing Debt;

(vi)         to the Persons set forth in Schedule 1.15 for the repayment of Expenses; and

(vii)         a deposit with the Payroll Agent for the payment of the Closing Cash Bonus Payments as set forth in Schedule 1.10(a)(vii).

(b)           Exchange Procedures.  Subject to the conditions set forth in this Agreement:

(i)           Prior to the Effective Time, BridgeCo shall mail or cause to be mailed or otherwise deliver or cause to be delivered to each holder of BridgeCo Capital Stock a letter of transmittal in substantially the form attached hereto as Exhibit D-1 (the “Stockholder Letter of Transmittal”).  After receipt by Parent of such Stockholder Letter of Transmittal and any other documents that Parent may reasonably require in order to effect the exchange pursuant thereto (the “Stockholder Exchange Documents”), such stockholder shall surrender the certificates representing his, her or its shares of BridgeCo Capital Stock (the “Stock Certificates”) to Parent for cancellation together with duly completed and validly executed Stockholder Exchange Documents.  Promptly after surrender of the Stock Certificates and Stockholder Exchange Documents, Parent shall transfer or cause to be transferred from the Stockholders’ Account (or from the Payroll Agent, in the case of all other shares of Restricted Stock) to such stockholder the cash constituting the aggregate Closing Payment to which such stockholder is entitled pursuant to Section 1.06(a)(i) in the case of BridgeCo Preferred Stock or Section 1.06(b)(i) in the case of BridgeCo Common Stock, in each case less any applicable Tax withholding; provided that if Parent receives a stockholder’s Stock Certificates and Stockholder Exchange Documents at least one (1) Business Day prior to the Effective Time, then Parent shall cause such stockholder’s aggregate Closing Payment in respect of such stockholder’s shares of BridgeCo Capital Stock (other than Restricted Stock) to be made from the Stockholders’ Account on the Closing Date.  The Stock Certificates so surrendered shall be canceled.  Until so surrendered, after the Effective Time (subject to the appraisal rights under the Delaware Code) each Stock Certificate will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the consideration provided for in this ARTICLE I.  No Closing Payment shall be paid to any stockholder that has not surrendered his, her or its Stock Certificate until the holder of record of such Stock Certificate shall surrender such Stock Certificate and the Stockholder Exchange Documents pursuant hereto.

(ii)         Prior to the Effective Time, BridgeCo shall mail or cause to be mailed or otherwise deliver or cause to be delivered to each holder of unexercised Vested Options a letter of transmittal in substantially the form attached hereto as Exhibit D-2 (the “Option Holder Letter of Transmittal”).  Promptly after receipt by Parent of such Option Holder Letter of Transmittal and any other documents that Parent may reasonably require in order to effect the exchange pursuant thereto (the “Option Holder Exchange Documents”) Parent shall transfer or cause to be transferred from the Payroll Agent to such holder of Vested Options the cash constituting the aggregate Closing Payment to which such holder is entitled pursuant to Section 1.08(c)(i), less any applicable Tax withholding.  Until so surrendered, after the Effective Time each Vested Option will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the consideration provided for in this ARTICLE I.  No Closing Payment shall be paid to any holder of a Vested Option until the holder of record of such Vested Option shall surrender the Option Holder Exchange Documents.

(iii)         Prior to the Effective Time, BridgeCo shall mail or cause to be mailed or otherwise deliver or cause to be delivered to the holder of the Warrant, a letter of transmittal in substantially the form attached hereto as Exhibit D-3 (the “Warrant Holder Letter of Transmittal” and, together with the Stockholder Letters of Transmittal and the Option Holder Letters of Transmittal, the “Letters of Transmittal”).  Promptly after receipt by Parent of such Warrant Holder Letter of Transmittal and any other documents that Parent may reasonably require in order to effect the exchange pursuant thereto (the “Warrant Holder Exchange Documents”) and the original Warrant, Parent shall transfer or cause to be transferred from the Stockholders’ Account to such holder of the Warrant the cash constituting the aggregate Closing Payment to which such holder is entitled pursuant to Section 1.07(a), less any applicable Tax withholding; provided that if Parent receives the warrantholder’s Warrant Holder Letter of Transmittal, Warrant Holder Exchange Documents and the original Warrant at least one (1) Business Day prior to the Effective Time, then Parent shall cause such holder’s aggregate Closing Payment to be made from the Stockholders’ Account on the Closing Date.  Until so surrendered, after the Effective Time the Warrant will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the consideration provided for in this ARTICLE I.  No Closing Payment shall be paid to any holder of the Warrant until the holder of record of the Warrant shall surrender the Warrant Holder Exchange Documents and the original Warrant pursuant hereto.

1.11.         Stockholder Approval.  BridgeCo shall use its reasonable best efforts to secure, immediately after the execution and delivery of this Agreement (but no later than noon Eastern Daylight Time on the date of this Agreement), the delivery of the Stockholder Consent.

1.12.         Withholding Taxes.  Notwithstanding any other provision of this Agreement, BridgeCo and, on its behalf, Parent, the Surviving Corporation and the Escrow Agent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement, such amounts that are required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Tax law or under any applicable legal requirement and to request any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information.  The Surviving Corporation shall cause any amounts so deducted or withheld to be timely paid to the appropriate authorities; provided that the Surviving Corporation is provided with all necessary documentation to support such payments.  To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.13.         Transfer of Intellectual Property.  Immediately prior to the Effective Time, pursuant to agreements executed by BridgeCo and SMSC Holdings S.à.r.l. in the forms set forth in Exhibits L-1, L-2 and L-3, BridgeCo shall transfer or cause to be transferred (the “IP Transfer”) all of BridgeCo’s Owned Intellectual Property and rights therein to SMSC Holdings S.à.r.l.  As consideration for the IP Transfer, SMSC Holdings S.à.r.l. shall pay to BridgeCo the fair market value of such Owned Intellectual Property, as agreed by BridgeCo and Parent, at the time of the transfer in cash.  Notwithstanding anything in this Agreement to the contrary, none of the Rights Holders shall have any obligation to Buyer or any of the other Indemnified Parties with respect to the IP Transfer, including as a result of any breach of any representation or warranty caused by the IP Transfer or any Taxes incurred as a result thereof.

1.14.         Repayment of Closing Debt.  Simultaneously with the Closing, (a) Buyer shall make payments in the amounts and to the Persons set forth on Schedule 1.14(a), which schedule represents all Closing Debt owed by BridgeCo as of the Closing Date, and (b) the Persons set forth on Schedule 1.14(a) shall deliver to Parent executed payoff letters in the form set forth in Schedule 1.14(b).

1.15.         Payment of Expenses.  Simultaneously with Closing, Buyer shall pay the expenses of BridgeCo in the amounts and to the Persons set forth on Schedule 1.15.

1.16.         Equity Awards.

(a)            Equity Plans.  BridgeCo has taken all actions necessary (including obtaining any necessary determinations and/or resolutions of the BridgeCo Board or a committee thereof and amending any Equity Compensation Plan) to terminate, effective at the Effective Time, each Equity Compensation Plan.

(b)           Amendment and Administration of Equity Arrangements.  BridgeCo (and its board of directors) has taken all requisite actions and adopt such resolutions as may be reasonably required in order to give effect to and accomplish the transactions contemplated by this Section 1.16, including amending each of the Equity Compensation Plans (i) if and to the extent necessary and practicable, to reflect the transactions contemplated by this Agreement, including, but not limited to, the cancellation of the Unvested Options and (ii) to preclude (subject to the consummation of the transactions contemplated by this Agreement) any discretionary, automatic or formulaic grant of any Stock Options, restricted stock or other equity-based awards thereunder on or after the date hereof.

1.17.         Earnout.

(a)           2011 Revenue Earnout.  Subject to Section 4.04, with respect to the First Earnout Period, Parent shall pay or cause to be paid by wire transfer of immediately available funds no later than January 31, 2012, (i) to each Rights Holder, using the wire instructions provided in such Rights Holder’s Letter of Transmittal or, in the case of a Rights Holder who is an Incentive Equityholder, to the Payroll Agent for the benefit of such Rights Holder, an amount equal to (A) the Per Share Net Earnout Payment for the First Earnout Period multiplied by (B) the number of shares of BridgeCo Capital Stock (other than shares of Restricted Stock forfeited at Closing) held by such Rights Holder, or underlying any unexercised Vested Options held by such Rights Holder, in each such case, as of immediately prior to the Effective Time and (ii) to Pagemill an amount equal to the Pagemill Earnout Amount in respect of the First Earnout Period.

(b)           2012 Revenue Earnout.  Subject to Section 4.04, with respect to the Second Earnout Period, Parent shall pay or cause to be paid by wire transfer of immediately available funds no later than January 31, 2013, (i) to each Rights Holder, using the wire instructions provided in such Rights Holder’s Letter of Transmittal or, in the case of a Rights Holder who is an Incentive Equityholder, to the Payroll Agent for the benefit of such Rights Holder,  an amount equal to (A) the Per Share Net Earnout Payment for the Second Earnout Period multiplied by (B) the number of shares of BridgeCo Capital Stock (other than shares of Restricted Stock forfeited at Closing) held by such Rights Holder, or underlying any unexercised Vested Options held by such Rights Holder, in each such case, as of immediately prior to the Effective Time and (ii) to Pagemill an amount equal to the Pagemill Earnout Amount in respect of the Second Earnout Period.

(c)           Determinations and Procedures.

(i)           The parties acknowledge and agree that after the Effective Time, Buyer has the right to operate the business of the Surviving Corporation in any way that Buyer deems appropriate in Buyer’s sole discretion and Buyer has no obligation to operate the Surviving Corporation in order to achieve any Earnout Payment; provided that Buyer agrees not to take any actions in bad faith with the intent and principal purpose of delaying or preventing any Earnout Payment from being achieved.  The parties further acknowledge and agree that (A) the amounts of the Earnout Payments are speculative and subject to numerous factors outside the control of Buyer, (B) there is no assurance that the Rights Holders will receive any Earnout Payment and Buyer has not promised or projected any Earnout Payments, (C) except as provided in the immediately preceding sentence, Buyer owes no express or implied duty (fiduciary or otherwise) to the Rights Holders with respect to the achievement of the Earnout Payments and (D) the parties solely intend the express provisions of this Agreement to govern their contractual relationship.

(ii)         Revenue shall be calculated by the Buyer, and Buyer, BridgeCo and the Rights Holder Representative acknowledge and agree that Buyer shall have sole accounting and financial reporting responsibilities and discretion for all purposes under this Agreement.

(iii)         Preliminary calculations of Revenue shall be reported quarterly to the Rights Holder Representative within thirty (30) days after the end of each quarter until the end of the Second Earnout Period.  Such preliminary calculations shall be for informational purposes only and may be subject to adjustment or modification in the determination of Revenue for each Earnout Period.

(iv)         All calculations with respect to Earnout Payments, including but not limited to the calculation of Revenue, shall be done in accordance with GAAP; provided, that Gross Margin shall be calculated as set forth in the definition thereof and not in accordance with GAAP.

(v)         On or before the date any Earnout Payment is due, Buyer shall prepare and deliver to the Rights Holder Representative a statement setting forth in reasonable detail the Revenue for the applicable Earnout Period and a calculation of the Earnout Payment, if any, owing for such period (each such statement, an “Earnout Statement”), together with any supporting information used by Buyer in the determination of Revenue and calculation of the Earnout Payment.

(d)           Dispute Resolution.

(i)           If the Rights Holder Representative disagrees with Buyer’s determination of the Earnout Payment amount as set forth in the Earnout Statement for any Earnout Period, the Rights Holder Representative shall notify Buyer in writing of such disagreement within thirty (30) days after delivery of such Earnout Statement, which notice shall describe the nature of any such disagreement in reasonable detail.  During the thirty (30) day period following any notice of disagreement delivered pursuant to the preceding sentence, Buyer and the Rights Holder Representative shall negotiate in good faith in order to attempt to resolve any such disagreement.  If Buyer and the Rights Holder Representative are unable to resolve such disagreement within such thirty (30) day negotiation period, at the election of either Buyer or the Rights Holder Representative, they shall each submit their respective proposed Earnout Payment amount to the Neutral Accounting Firm, and Buyer shall provide the Neutral Accounting Firm, which shall be jointly retained by the Rights Holder Representative and Buyer, with reasonable access to relevant books, records, documents, schedules and workpapers of Buyer to the extent reasonably necessary to enable the Neutral Accounting Firm to verify Buyer’s determination of the Earnout Payment amount for the Earnout Period covered by such Earnout Statement; provided that access shall be provided at reasonable times upon reasonable prior notice to Buyer and under reasonable circumstances; provided, further, that such access shall not unreasonably interfere with the business operations of Buyer.  If the Rights Holder Representative fails to deliver such a notice of disagreement in such thirty (30) day period, the Rights Holder Representative on behalf of all Rights Holders shall have waived its right to contest and shall be deemed to have agreed to, the Earnout Statement at issue and the Earnout Payment amount shown thereon.

(ii)         The Neutral Accounting Firm will only consider those issues and matters as to which Buyer and the Rights Holder Representative have disagreed, this Agreement and a binder that each of Buyer and the Rights Holder Representative may submit to the Neutral Accounting Firm, which may include all of such party’s calculations with respect to the subject matter of the disagreement and all of its information, arguments and support for its position.  Buyer and the Rights Holder Representative shall direct the Neutral Accounting Firm to deliver to Buyer and the Rights Holder Representative, as promptly as practicable and in any event within sixty (60) Business Days after its appointment, a written report setting forth the resolution of any such disagreement without providing any details regarding the information reviewed by the Neutral Accounting Firm.  The determination of the Neutral Accounting Firm shall be final and binding upon Buyer and the Rights Holder Representative.  Judgment may be entered upon the determination of the Neutral Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.  The fees, expenses and costs of the Neutral Accounting Firm shall be borne by the party which submits the proposed Earnout Payment amount to the Neutral Accounting Firm that varies the greatest amount from the final Earnout Payment amount determined by the Neutral Accounting Firm hereunder.  Buyer shall make or cause to be made such final Earnout Payment in the amount as determined by the Neutral Accounting Firm promptly after such final determination, but in no event more than five (5) Business Days thereafter, in the manner set forth in Section 1.17(a) or Section 1.17(b), as applicable.

(iii)         Notwithstanding anything to the contrary in this Agreement, any dispute, controversy or claim arising out of or relating to the calculation of any Earnout Payment amount (including the determination of Revenue and whether any Revenue derives from Products or Combined Products) shall be settled pursuant to the dispute resolution mechanism set forth in this Section 1.17(d).

1.18.         Employees.  Schedule 1.18 sets forth (a) the employees of BridgeCo who have received offers to enter into employment arrangements with Parent, which offers are conditioned upon the occurrence of the Closing, and (b) such employees’ respective retention packages, the payments pursuant to which are conditioned upon the occurrence of the Closing, the applicable employee’s acceptance of his or her offer of employment with Parent, and such employee’s continuing employment with Parent until each retention payment becomes due and payable.

1.19.         Transfer of Director Share of Indian Subsidiary.  At the Effective Time or as promptly thereafter as is possible, BridgeCo shall cause Kurt Redfield to transfer to Standard Microsystems Corporation (Asia) all shares of the BridgeCo Technologies India Private Limited held by Kurt Redfield.

1.20.         Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of BridgeCo or any of its subsidiaries, then the officers and directors of the Surviving Corporation, Parent and Sub are fully authorized to take, and will take, all such lawful and necessary actions.

1.21.         Preferred Stockholder Consideration Reallocation.  Notwithstanding anything to the contrary in this Agreement, (a) the Closing Payment otherwise payable to Earlybird Verwaltungs GmbH pursuant to Section 1.10(b)(i) shall be reduced by Forty Thousand United States Dollars (US $40,000) and (b) the Closing Payment paid to each of BCOA Nominees Limited and Chemolio Holding AG pursuant to Section 1.10(b)(i) shall be increased by Twenty Thousand United States Dollars (US $20,000).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF BRIDGECO

BridgeCo hereby represents, covenants and warrants to Buyer that, except as set forth in the applicable section of the disclosure schedules delivered by BridgeCo to Buyer, as of the date hereof and as of the Closing Date, without giving effect to the IP Transfer, the statements set out in this ARTICLE II are true and accurate.  For purposes of this ARTICLE II (other than Sections 2.02, 2.03, 2.14 and 2.22), BridgeCo shall include all Subsidiaries of BridgeCo.

2.01.         BridgeCo Existence.  BridgeCo is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to carry on the business of BridgeCo as presently conducted and to own, operate and lease its assets.  BridgeCo is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of the business of BridgeCo by it requires it to be so qualified.

2.02.         Subsidiaries.  Each of BridgeCo’s Subsidiaries is listed on Schedule 2.02.  BridgeCo owns directly or indirectly all of the outstanding shares of capital stock or other equity interest of each of its Subsidiaries.  Except as set forth on Schedule 2.02, neither BridgeCo nor any of its Subsidiaries owns, directly or indirectly, any capital stock, equity or other ownership interest in any other Person.

2.03.         BridgeCo Capital Structure.  (a)  The authorized capital stock of BridgeCo consists of (i) 17,000,000 shares of BridgeCo Common Stock, of which 586,232 shares are issued and outstanding, and no shares are held in the treasury of BridgeCo; (ii) 12,750,000 shares of BridgeCo Preferred Stock, of which 12,500,000 shares are issued and outstanding, and no shares are held in the treasury of BridgeCo.  Each share of BridgeCo Preferred Stock is convertible into one (1) share of BridgeCo Common Stock.  There are no declared or accrued but unpaid dividends relating to any BridgeCo Capital Stock.  All of the issued and outstanding shares of BridgeCo Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the certificate of incorporation and bylaws of BridgeCo, or any agreement to which BridgeCo is a party or by which it is bound that has not been validly waived and terminated as of immediately prior to the Effective Time.  BridgeCo’s stockholders, their holdings and addresses are as shown on Schedule 2.03 and comprise one hundred percent (100%) of the issued and outstanding BridgeCo Capital Stock, and, except as set forth in Schedule 2.03, there are no other existing shareholdings or interests of any kind of any third party in BridgeCo, including options, warrants, purchase rights, pre-emptive rights, bring-along rights, rights of first refusal or other Contracts or commitments that could require BridgeCo to sell, transfer, create, issue or otherwise dispose of any share of BridgeCo Capital Stock.  Except as set forth in this Section 2.03, BridgeCo has no other capital stock authorized, issued or outstanding.

(b)           All outstanding shares of BridgeCo Capital Stock, the Warrant, the Stock Options and other equity or equity based awards of BridgeCo have been issued in compliance with all applicable federal, state, local or foreign statutes, laws, rules or regulations, including federal securities laws and any applicable state securities or “blue sky” laws.

(c)           All equity securities of each Subsidiary of BridgeCo are owned by BridgeCo and there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal) or agreements of any kind for the purchase or acquisition from any Subsidiary of BridgeCo of any of its securities.

(d)           BridgeCo has not issued or granted any Stock Options or other rights to acquire BridgeCo Capital Stock or other equity of BridgeCo (including any right to acquire equity other than that of BridgeCo that has been converted into a right to acquire equity of BridgeCo) that have an exercise price that is less than the fair market value of the underlying equity as of the date such option or right was granted.

2.04.         No Interest in Other Entities.  No shares of any corporation or any ownership or other investment interest, either of record, beneficially or equitably, in any association, partnership, joint venture or other legal entity, other than the Subsidiaries set forth in Schedule 2.02, are included in the assets of BridgeCo.

2.05.         Financial Statements.  BridgeCo has delivered to Buyer true and complete copies of the balance sheets dated December 31, 2008, 2009, and 2010, and March 31, 2011 and the related statements of income, retained earnings and cash flows for the fiscal years then ended which, except for those dated March 31, 2011, have been audited by BridgeCo’s independent accountants (the “Financial Statements”).  The Financial Statements are true and correct in all material respects and have been prepared in accordance with GAAP throughout the periods indicated and consistent with each other.  The Financial Statements, including the related notes, fairly present in all material respects the financial position, assets and liabilities (whether accrued, absolute, contingent or otherwise) of BridgeCo at the dates indicated and such statements of income, retained earnings and cash flows fairly present in all material respects the results of operations, changes in retained earnings and cash flows of BridgeCo for the periods indicated.

2.06.         Books of Account and Bookings.  The books, records and accounts of BridgeCo accurately and fairly reflect, in all material respects and in reasonable detail, the transactions and assets and liabilities of BridgeCo.  All bookings set forth on Schedule 2.06 represent valid purchase orders placed with BridgeCo by its customers consistent in all material respects with BridgeCo’s standard terms and conditions as listed in Schedule 2.06.  All bookings are non-cancellable except as set forth in Schedule 2.06.

2.07.         Taxation.  (a)  BridgeCo has timely filed (taking into account all available extensions) all Tax Returns concerning Taxes (or such Tax Returns have been filed on behalf of BridgeCo) required to be filed by applicable law and has paid in full (or set up reserves in accordance with GAAP for) all amounts due in respect of Taxes due (whether or not actually shown on such Tax Returns), including all Taxes that BridgeCo is obligated to withhold from amounts paid or payable to or benefits conferred upon employees, creditors and third parties; all such Tax Returns are true, correct and complete in all material respects and accurately set forth all items to the extent required to be reflected or included in such Tax Returns by applicable federal, state, local or foreign Tax laws, regulations or rules.

(b)           As of the date hereof, BridgeCo has not been granted any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any material Taxes or Tax Returns; and, except as set forth in Schedule 2.07(b), the period during which any assessment against BridgeCo may be made by the Internal Revenue Service (the “IRS”) or other appropriate authority has expired without waiver or extension of any such period for each such authority.

(c)           No claim has ever been made by any authority in a jurisdiction where BridgeCo does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(d)           As of the date hereof, there are no liens with respect to any material Taxes upon any of the assets and properties of BridgeCo, other than liens with respect to Taxes not yet due and payable for which BridgeCo has not received any notice.

(e)           As of the date hereof, there is no pending deficiency of BridgeCo proposed by the IRS or any other taxing authority.

(f)            Adequate provisions in accordance with GAAP consistently applied have been made in the Financial Statements for the payment of all Taxes for which BridgeCo may be liable for the periods covered thereby that were not yet due and payable as of the dates thereof, regardless of whether the liability for such Taxes is disputed.

(g)           The transactions contemplated by this Agreement will not result in the payment or series of payments by BridgeCo to any person of an “excess parachute payment” within the meaning of Section 280G of the Code.

(h)           There is no Contract or intercompany account system in existence under which BridgeCo has, or may at any time in the future have, an obligation to contribute to the payment of any portion of a Tax (or pay any amount calculated with reference to any portion of a Tax) of any group of corporations of which BridgeCo is or was a part.

(i)           Set forth in Schedule 2.07(i) is a complete list of income and other Tax Returns filed by BridgeCo pursuant to the laws or regulations of any federal, state, local or foreign Tax authority that have been audited or, to the Knowledge of BridgeCo, examined by the IRS or other appropriate authority during the preceding three years, and a list of all adjustments resulting from each such examination or audit.  Except as set forth in Schedule 2.07(i), no such examination or audit is in progress.  All deficiencies proposed as a result of such examinations or audits have been paid or finally settled.

(j)             BridgeCo is not a United States Real Property Holding Corporation (a “USRPHC”) within the meaning of Section 897 of the code and was not a USRPHC on any “determination date” (as defined in §1.897-2(c) of the United States Treasury Regulations promulgated under the Code (the “Treasury Regulations”)) that occurred in the five-year period preceding the Closing.

(k)            BridgeCo has not executed any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state or local law.

(l)             BridgeCo has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code section 6662.

(m)           BridgeCo has not filed a consent pursuant to Section 341(f) of the Code (as in effect immediately prior to its repeal) or agreed to have Section 341(f)(2) of the Code (as in effect immediately prior to its repeal) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code, as in effect immediately prior to its repeal) owned by BridgeCo.

(n)           None of the assets owned by BridgeCo is property that is required to be treated as owned by any other person pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, as in effect immediately prior to the enactment of the Tax Reform Act of 1986 or is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(o)           BridgeCo has not agreed nor is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state or local law by reason of a change in accounting method initiated by it or any other relevant party and BridgeCo does not have any knowledge that the IRS has proposed any such adjustment or change in accounting method, nor has any application pending with any governmental or regulatory authority requesting permission for any changes in accounting methods that relate to the business or assets of BridgeCo.

(p)           BridgeCo has made available to Buyer complete and accurate copies all of its income and franchise Tax Returns, and any amendments thereto, filed for the taxable years ending December 31, 2009 and December 31, 2010.

(q)           BridgeCo has maintained the books and records required to be maintained pursuant to Section 6001 of the Code and the rules and regulations thereunder, and comparable laws, rules and regulations of the countries, states, counties, provinces, localities and other political divisions wherein it is required to file returns and reports relating to Taxes.

(r)           BridgeCo has not engaged in a “reportable transaction,” as defined in Treasury Regulation § 1.6011-4(b).

2.08.         Title.  Except as set forth in Schedule 2.08, BridgeCo has good, valid, marketable, sole and exclusive title to all of its assets, free and clear of all mortgages, liens, pledges, security interests, charges, claims, restrictions and other encumbrances and defects of title of any nature whatsoever other than (a) liens for current Taxes and assessments not yet past due and for which adequate accruals or reserves have been established in the Financial Statements, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens for amounts not yet due and arising in the ordinary course of business of BridgeCo consistent with past practice and (c) any such matters of record, encumbrances and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets (collectively, the “Permitted Encumbrances”).

2.09.         Contracts.  (a)  Each of the Contracts to which BridgeCo is a party and that involves an amount in excess of One Hundred Thousand United States Dollars (US $100,000) or that is otherwise material to BridgeCo is valid and enforceable in all material respects in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity.  BridgeCo is, and to BridgeCo’s Knowledge, all other parties thereto are, in compliance with the provisions thereof.  BridgeCo is not in default, nor has it received written notice of, and to BridgeCo's Knowledge no other party thereto is in, default in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein; and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder by BridgeCo or, to BridgeCo’s Knowledge, any other party thereto.  Schedule 2.09(a) contains all material Contracts of BridgeCo; for Contracts for the purchase and sale of goods only, a material Contract is one that may require future expenditures by BridgeCo in excess of One Hundred Thousand United States Dollars (US $100,000) or that might result in payments to BridgeCo in excess of One Hundred Thousand United States Dollars (US $100,000).  Except as set forth in Schedule 2.09(a): (i) BridgeCo is not party to any written or oral Contract or commitment that (A) requires the consent of any party in connection with the Transaction, (B) contains non-competition or most favored nation provisions binding BridgeCo or (C) provides for the payment of any deferred purchase price of property or services (including any potential future earnout, purchase price adjustment, releases of “holdbacks” or similar payments), (ii) BridgeCo has not granted any exclusive sale, marketing, production, or distribution rights to its past, current or future products to any third party, and (iii) BridgeCo has not committed to purchase any goods or services exclusively from any third party supplier.

(b)           Each of the nondisclosure agreements to which BridgeCo is a party (i) is set forth on Schedule 2.09(b), (ii) is valid and enforceable in accordance with its terms (except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity), and (iii) does not grant to any party any licensing or other rights with respect to Intellectual Property.

2.10.         Compliance with Law; Authorizations.  BridgeCo is and, since January 1, 2008, has been in compliance in all material respects with all laws, ordinances, governmental or regulatory rules or regulations to which its business or assets is subject (“Regulations”), including environmental matters and export control provisions.  BridgeCo owns, holds, possesses or lawfully uses all franchises, licenses, permits, easements, rights, applications, filings, registrations and other authorizations (“Authorizations”) which are material to the conduct of the business of BridgeCo as now or previously conducted or for the ownership and use of the assets owned or used by BridgeCo and material to the conduct of its business, free and clear of all liens, charges, restrictions and encumbrances (other than the Permitted Encumbrances) and in compliance in all material respects with all Regulations.  BridgeCo is not in default nor has it received any written notice of any claim of default, with respect to any such Authorization.  All use of encryption-related technology, or other technology that would require an export license from any applicable authority, by BridgeCo is set forth on Schedule 2.10 and such usage is and has been authorized by any appropriate Authorizations.

2.11.         Litigation.  No litigation, including any arbitration, investigation or other proceeding of or before any court, arbitrator or governmental or regulatory official, body or authority is pending or to BridgeCo’s Knowledge, is threatened against BridgeCo or which relates to its assets, the business of BridgeCo or the Transaction.  BridgeCo is not a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which may adversely affect BridgeCo, its assets, the business of BridgeCo or the Transaction.

2.12.         Intellectual Property Matters.  (a)  “Intellectual Property” shall mean all intellectual property rights and industrial property rights in any jurisdiction, if and to the extent legally protected as intellectual property or industrial property under applicable laws in such jurisdiction, whether owned or held for use under license, whether registered or unregistered, including such rights in and to: (i) trademarks, trade dress, service marks, certification marks, logos, trade names and corporate names, and all applications therefor (collectively, “Trademarks”); (ii) patents and any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, as well as utility models, certificates of invention and certificates of registration, and all applications therefor (collectively, “Patents”); (iii) copyrights in and to writings and other works of authorship, and all applications therefor (collectively, “Copyrights”); (iv) know how or trade secrets (collectively, “Trade Secrets”) (v) software (including source code, object code, application programming interfaces, databases and other software-related specifications and documentation) (collectively, “Software”); (vi) domain names; (vii) mask works; (viii) topographies of micro electronic semiconductor products; and (ix) moral rights such as droit moral; in each case, including any registrations of applications to register, and renewals and extensions of any of the foregoing with or by any governmental authority in any jurisdiction.

(b)           Schedule 2.12(b) sets forth a complete and accurate list of the following categories of Intellectual Property owned by BridgeCo (excluding Trade Secrets and unregistered Copyrights), including (i) all registered Trademarks; (ii) registered domain names; (iii) all Patents; (iv) all registered Copyrights, mask works registered in the U.S. and topographies of micro electronic semiconductor products registered in countries other than the U.S.; (v) Software which is either (x) currently distributed by BridgeCo as products or incorporated in products or (y) used internally by BridgeCo and which is material for its business as currently conducted, in each case excluding commercially available standard software; and in each case specifying, as applicable: (i) the category of such Intellectual Property (ii) the owner(s) of such Intellectual Property, (iii) if applicable, the jurisdictions in which such Intellectual Property has been registered, or in which an application for such issuance or registration has been filed and (iv) the registration or application numbers, if applicable.  Except as provided in Schedule 2.12(b), BridgeCo is the sole and exclusive legal and beneficial owner of all right, title and interest in and to the Intellectual Property listed in Schedule 2.12(b).  If and to the extent that BridgeCo is the co-owner of: (1) any Intellectual Property listed in Schedule 2.12(b); or (2) any designs, specifications, application programming interfaces, documentation, datasheets or application notes (to the extent they are Intellectual Property) relating to products currently distributed or sold by BridgeCo, such co-ownership is expressly indicated in Schedule 2.12(b), specifying (i) the name of the co-owner(s) and (ii) any agreements (if any) between BridgeCo and the respective co-owner(s) on the terms and conditions of the joint ownership.

(c)           The Intellectual Property listed in Schedule 2.12(b), all material unregistered Copyrights and all Trade Secrets that are owned by BridgeCo and comprised within BridgeCo’s Intellectual Property (“Owned Intellectual Property”) each are, except as set forth in Schedule 2.12(c), free and clear of any mortgages, liens, pledges, security interests, charges, claims, restrictions and other encumbrances (excluding the Permitted Encumbrances and any obligation to pay license fees, royalties or similar contractual payment obligations for the use of Intellectual Property payable to third parties (“License Fees”)) and, subject to the Contracts listed in Schedule 2.12(d), BridgeCo has not entered into any Contract with any third party  resulting in any other material condition or restriction limiting the use of the Owned Intellectual Property. This Section 2.12(c) does not contain any warranties with regard to the infringement of any third party Intellectual Property, which is exclusively dealt with in Section 2.12(j).

(d)           Schedule 2.12(d) sets forth a complete and accurate list of (i) all Contracts under which BridgeCo uses or is permitted to use any Intellectual Property other than Owned Intellectual Property which is either (x) incorporated in the products currently distributed or currently planned to be distributed by BridgeCo or (y) required for material business processes of BridgeCo and cannot be replaced or worked around within a reasonable time and at reasonable costs, in each case excluding commercially available standard Software, and (ii) all Contracts under which BridgeCo has expressly granted to others the right to use any of its Owned Intellectual Property and such Intellectual Property which is licensed to BridgeCo under the Contracts listed under (i) above, but excluding all non-exclusive licenses or sublicenses granted to (x) customers of BridgeCo in the ordinary course of business in connection with the sale or lease of Software, hardware or other products of BridgeCo solely for the purpose of using such Software, hardware or other products, and (y) distributors in distribution Contracts, solely for the purpose of selling or leasing BridgeCo’s Software, hardware or other products; in each case indicating a list of the relevant Intellectual Property that is licensed (in and/or out).  To BridgeCo’s Knowledge, there are no outstanding or threatened disputes or disagreements with respect to the Contracts listed in Schedule 2.12(d) that would reasonably be expected to materially affect any of the respective rights and obligations of the parties thereunder.  This Section 2.12(d) does not contain any warranties with regard to the infringement of any third party Intellectual Property, which is exclusively dealt with in Section 2.12(j).  All Contracts listed in Schedule 2.12(d) accurately reflect all obligations of BridgeCo to pay any License Fees or other consideration in respect of the rights granted to BridgeCo thereunder.  Other than the License Fees payable (i) to the persons, and (ii) under the Contracts listed in Schedule 2.12(d), BridgeCo has no liabilities to pay License Fees to any person as of the date hereof, with the exception of License Fees payable for the use of any commercially available standard Software.  Except as described in Schedule 2.12(d), BridgeCo is not a member of, or party to, any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any Intellectual Property to any third party.

(e)           The business of BridgeCo as currently conducted does not require the use of any Intellectual Property other than Owned Intellectual Property or Intellectual Property licensed to BridgeCo; provided that any infringements of rights of third parties are exclusively subject to Section 2.12(j).

(f)           To the extent BridgeCo is the owner of the Software source code contained in any Software products that have been developed or distributed by BridgeCo, (i) the material portions of such source codes have not been made available by BridgeCo to any third parties without imposing reasonable confidentiality obligations on such third parties; and (ii) BridgeCo has taken reasonable measures to safeguard and document such source codes.  To the Knowledge of BridgeCo, all Software is free of viruses, worms, Trojan Horses or other similar malicious code; provided, however, that solely with respect to ARTICLE IV, the representation in this sentence shall be deemed to have been made without any knowledge qualifier.  Except as set forth in Schedule 2.12(f), all Software used, made or disposed of by BridgeCo is not, and when delivered to Buyer will not be, in whole or in part, governed by an Excluded License, where an “Excluded License” is any license that requires, as a condition of use, modification or distribution of technology subject to the Excluded License, that such technology and/or other technology combined and distributed with such technology be (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; or (iii) redistributable at no charge.

(g)           Unless otherwise set out in Schedule 2.12(g), BridgeCo has paid all due and necessary registration and renewal fees for and have taken reasonable steps to protect and validly maintain the Owned Intellectual Property.  Unless otherwise set out in Schedule 2.12(g), (i) there is currently no pending litigation or other proceeding and (ii) since January 1, 2008 there has been no litigation or other proceeding threatened in writing, which involves BridgeCo with respect to Intellectual Property or challenges the validity or enforceability of, or contests BridgeCo’s rights with respect to any Intellectual Property.  Since January 1, 2008, BridgeCo has not received from any third party any written assertion or claim challenging the validity or enforceability of, or contesting BridgeCo’s rights with respect to, any Owned Intellectual Property or any Contract listed in Schedule 2.12(d) relating to such Owned Intellectual Property.

(h)           With regard to all members of the staff of BridgeCo, independent contractors, agents, representatives, consultants or other third parties named as inventors in the Patents listed in Schedule 2.12(b) and all other members of staff of BridgeCo who may develop inventions related to the business of BridgeCo and all independent contractors, agents, consultants or other third parties that currently work for BridgeCo with the intention to develop inventions related to the business of BridgeCo, BridgeCo has undertaken the necessary steps to either (i) become, and have become, the sole and exclusive owner of such inventions and all Patents related thereto or (ii) acquire the exclusive right to exercise all economic rights in such inventions and all Patents related thereto.  Except for the persons set forth in Schedule 2.12(h) there are no further persons (including members of staff of BridgeCo, independent contractors, agents, consultants or other third parties) who have contributed to the inventions covered by Patents listed in Schedule 2.12(b).  To the extent any Software listed in Schedule 2.12(b) or other Owned Intellectual Property has been developed by any member of the staff of BridgeCo in the execution of his or her respective duties, BridgeCo has secured valid assignments of the legal rights (unless these rights are non-assignable under the applicable statutory law) and has acquired the exclusive right to exercise all economic rights in such Software or Owned Intellectual Property.  As far as Software listed in Schedule 2.12(b) or other Owned Intellectual Property was created by independent contractors, agents, consultants or other third parties for BridgeCo, BridgeCo has secured valid assignments of the legal rights or otherwise acquired the exclusive right to exercise all economic rights in such Software or other Owned Intellectual Property.  In case Intellectual Property is co-owned by BridgeCo, the foregoing applies in relation to the partial ownership interest of BridgeCo only.

(i)             Except as provided in Schedule 2.12(i), no member of the staff of BridgeCo has asserted any payment claims in respect of any Intellectual Property in addition to the remuneration expressly agreed in the applicable employment or service Contract and, as of the date hereof, no member of the staff of BridgeCo is entitled to any such additional payment claim.

(j)             Except as disclosed in Schedule 2.12(j), neither the conduct and operations of the business in the manner currently conducted by BridgeCo or as conducted by BridgeCo at any time since January 1, 2008, or the provision of services therein, infringes upon, violates or conflicts, or has infringed upon or violated since January 1, 2008, in any way any Intellectual Property of any third party.  Except as set out in Schedule 2.12(j), there is no pending or threatened written assertion or claim and there has been no written assertion or claim since January 1, 2008, that BridgeCo’s use or exploitation of any Intellectual Property or the conduct or operations of the business of BridgeCo infringes upon or violates in any way the Intellectual Property of any third party.  BridgeCo has not since January 1, 2008, been a party to any litigation or other proceeding, which involves a claim of infringement of any Intellectual Property of any person.  To BridgeCo’s Knowledge, (i) no such assertion or claim has been explicitly made other than in writing since January 1, 2008 and (ii) no such litigation or other proceeding has been explicitly threatened since January 1, 2008 other than in writing.  Except as provided in Schedule 2.12(j) there are no infringements by any third party of any Owned Intellectual Property or, to BridgeCo’s Knowledge, any breaches by any third party of any licenses or other Contracts involving any material Intellectual Property of BridgeCo.

(k)            BridgeCo has not given or received since January 1, 2008, any written notice of default or of any event which with the lapse of time would constitute a default under any material Contract relating to the Owned Intellectual Property, and, to BridgeCo’s Knowledge, no such notice has been explicitly given or received orally during such time.  BridgeCo is not in default with regard to any material Contract relating to the Owned Intellectual Property, nor, to BridgeCo’s Knowledge, is any other person in default with respect to any such material Contract.

(l)             BridgeCo has taken reasonable measures to protect the confidentiality of its Trade Secrets, including appropriate confidentiality obligations in Contracts under which BridgeCo licenses or otherwise discloses any of its material Trade Secrets to third parties.  Except for those Trade Secrets used pursuant to the Contracts listed in Schedule 2.12(d), BridgeCo is not restricted by license agreements, cooperation agreements, sale or transfer agreements or any other agreements, including oral agreements, to (i) enforce any statutory or common law rights it may have against the misappropriation or misuse of its material Trade Secrets by any third party, (ii) license or transfer its material Trade Secrets to third parties or (iii) otherwise use any of its material Trade Secrets.  Except as set forth in Schedule 2.12(i) there are no Contracts in which BridgeCo licenses in or out any material Trade Secrets.  To BridgeCo’s Knowledge, no third party is misappropriating or misusing BridgeCo’s material Trade Secrets or violating any confidentiality obligation it may have with regard to BridgeCo’s material Trade Secrets.

(m)           Except as set forth in Schedule 2.12(m),  BridgeCo’s integrated circuit and module designs, silicon and module products, embedded firmware and application software perform substantially in accordance with the documentation and other written material used in connection with them and are free of material defects in programming and operation, are in machine-readable form and contain all current revisions.  BridgeCo has delivered to Buyer complete and correct copies of all existing user and technical documentation related to its integrated circuit and module designs, silicon and module products, embedded firmware and application software in its possession.

2.13.         Employment and Compensation.  (a)  Except as set forth in Schedule 2.13, BridgeCo does not maintain or contribute to, nor has any obligation to contribute to or has any liability (including a liability arising out of an indemnification, guarantee, hold harmless or similar Contract) with respect to any plan, program, arrangement, Contract or commitment which is an employment, consulting, severance pay, termination pay, change in control or deferred compensation Contract, or an executive compensation, incentive bonus or other bonus, employee pension, profit-sharing, savings, retirement, stock option, stock purchase, stock appreciation rights, severance pay, life, health, disability or accident insurance plan, or other employee benefit plan, program, arrangement, Contract or commitment, including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (individually, a “Plan,” or collectively, the “Plans”); provided, however, that at-will employment arrangements are not deemed to be Plans for purposes of this Agreement.  Each such Plan with an aggregate annual cost of providing benefits exceeding Twenty Five Thousand United States Dollars (US $25,000) is identified in Schedule 2.13 to the extent applicable, as one or more of the following: an “employee pension plan” (as defined in Section 3(2) of ERISA) or an “employee welfare plan” (as defined in Section 3(1) of ERISA).  No Plan set forth in Schedule 2.13 is a “defined benefit plan” (as defined in Section 414 of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA).  No Plan is subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.

(b)           BridgeCo is not subject to any actual or contingent liability under Title IV of ERISA, Section 302 of ERISA, Section 412 or 4971 of the Code or any similar provision of foreign law or regulation, whether in respect of any employer benefit plan maintained by BridgeCo or by any other employer or person or otherwise.

(c)            For purposes of this Section 2.13, “BridgeCo Group Plan” shall mean each “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA (i) that is maintained, sponsored or contributed to (or has been maintained, sponsored or contributed to within the last six years) by BridgeCo or by any other person or entity that is considered a single employer with BridgeCo for purposes of Title IV of ERISA or Section 414(b), (c), (m) or (o) of the Code (together with BridgeCo, the “BridgeCo Group”) or (ii) with respect to which any member of BridgeCo Group would incur any liability under Title IV of ERISA.  No BridgeCo Group Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

With respect to each BridgeCo Group Plan:

(i)           no such plan has been terminated so as to result, directly or indirectly, in any liability, contingent or otherwise, of any member of the BridgeCo Group under Title IV of ERISA;

(ii)          no proceeding has been initiated by any person (including the Pension Benefit Guaranty Corporation (“PBGC”)) to terminate any such plan or to appoint a trustee for any such plan;

(iii)         no condition or event currently exists or currently is expected to occur that would reasonably be expected to result, directly or indirectly, in any liability of any member of the BridgeCo Group under Title IV of ERISA, whether to the PBGC or otherwise, on account of the termination of any such plan;

(iv)         if any such plan were to be terminated as of the Effective Time, no member of the BridgeCo Group would incur, directly or indirectly, any liability under Title IV of ERISA;

(v)          no “reportable event” (as defined in Section 4043 of ERISA) has occurred with respect to any such plan;

(vi)         no such plan which is subject to Section 302 of ERISA or Section 412 of the Code has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code, respectively), whether or not waived; and

(vii)        the transactions contemplated hereby will not result in any event described in Section 4062(e) of ERISA.

(d)           No event has occurred, and, to BridgeCo’s Knowledge, no circumstance exists, in connection with which either BridgeCo or any Plan set forth on Schedule 2.13, directly or indirectly, would reasonably be expected to be subject to any material liability under ERISA, the Code or any other law, regulation or governmental order applicable to any Plan, including Section 406, 409, 502(i), 502(1) or 4069 of ERISA, or Part 6 of Title I of ERISA, or Section 4971, 4972, 4975, 4976, 4977 or 4980B  of the Code, or under any Contract, instrument, statute, rule of law or regulation pursuant to or under which BridgeCo has agreed to indemnify or is required to indemnify any person against liability incurred under, or for a violation or failure to satisfy the requirements of, any such statute, regulation or order.

(e)           With respect to each Plan set forth in Schedule 2.13, (i) all material payments due from BridgeCo to date have been made or accrued; (ii) each such Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and intended to qualify under Section 401 of the Code has received a favorable determination or approval letter from the Internal Revenue Service with respect to such qualification or may rely on an opinion letter issued by the IRS with respect to a prototype plan, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and, to BridgeCo’s Knowledge, nothing has occurred since the date of such letter that has or would reasonably be expected to adversely affect such qualification or exemption; (iii) there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of BridgeCo, threatened in writing with respect to such Plan or against the assets of such Plan and (iv) BridgeCo has complied with, and such Plan conforms in form and operation to, all applicable laws and regulations, including ERISA and the Code, in all material respects.

(f)           No deduction for federal income tax purposes has been or is expected by BridgeCo to be disallowed for remuneration paid by BridgeCo by reason of Section 162(m) of the Code.

(g)           No Plan set forth in Schedule 2.13 is under audit or, to BridgeCo’s Knowledge, is the subject of an investigation by the IRS, the U.S. Department of Labor, the PBGC or any other federal or state governmental agency.

(h)           Except as otherwise provided in Schedule 2.13(h), the consummation of the Transaction (alone or together with any other event) will not (i) entitle any person to any benefit under any Plan set forth on Schedule 2.13 or (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation or other benefit due to any person under any Plan set forth on Schedule 2.13.

(i)             Except as disclosed in the Financial Statements, BridgeCo does not have any material liability with respect to an obligation to provide benefits, including death or medical benefits (whether or not insured) with respect to any person beyond their retirement or other termination of service other than (i) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code or state law, (ii) retirement or death benefits under any employee pension plan, or (iii) other applicable severance pay.

(j)             BridgeCo has delivered to Buyer, with respect to each Plan set forth on Schedule 2.13 for which the following exists:

(i)           a copy of the two most recent Forms 5500 for such Plan;

(ii)          a copy of the summary plan description, together with each summary of material modifications, required under ERISA with respect to such Plan in the past two (2) years and, unless such Plan is embodied entirely in an insurance policy to which BridgeCo is a party, a true and complete copy of such Plan;

(iii)         if such Plan is funded through a trust or any third party funding vehicle (other than an insurance policy), a copy of the trust or other funding agreement attached to Schedule 2.13(j)(iii); and

(iv)         the most recent determination letter or opinion received from the Internal Revenue Service with respect to each such Plan that is intended to be a “qualified plan” under Section 401 of the Code.

(k)            With respect to each Plan set forth on Schedule 2.13 for which financial statements are required by ERISA, to BridgeCo’s Knowledge, there has been no material adverse change in the financial status of such Plan since the date of the most recent such statements provided to Buyer.

(l)             With respect to each Plan set forth on Schedule 2.13 that is funded wholly or partially through an insurance policy, all material amounts of the premiums required to have been paid to date under the insurance policy have been paid, all material amounts of the premiums required to be paid under the insurance policy through the Closing Date will have been paid on or before the Closing Date and, as of the Closing Date, there is no material liability of BridgeCo under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing Date.

(m)           BridgeCo does not have any announced plan or legally binding commitment to create any additional Plans or to amend or modify any existing Plan, other than amendments required by law or those that would not materially increase costs under any such Plan.

(n)           BridgeCo is in material compliance with any applicable statute, law, ordinance, rule or regulation, or any order, ruling, decree, judgment or arbitration award of any court, arbitrator or any federal, state, local or foreign government agency regarding the terms and conditions of employment of employees, former employees or prospective employees or other labor related matters, including laws, rules, regulations, orders, rulings, decrees, judgments and awards relating to wages, hours, civil rights, discrimination, fair labor standards and occupational health and safety, workers’ compensation, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, and has timely prepared and filed all appropriate forms (including Immigration & Naturalization Service Form I-9) required by any relevant federal, state, local or foreign authority.

(o)           BridgeCo is not a party to any express or implied Contracts to provide any gross-up, tax equalization or other tax-related benefit to any employee of BridgeCo.

(p)           The BridgeCo Board has adopted resolutions reasonably acceptable to Parent to terminate the BridgeCo, Inc. 401(k) Plan effective as of the date immediately prior to the Closing Date, but contingent on the occurrence of the Closing.  BridgeCo has delivered to Parent evidence that the BridgeCo Board has adopted such resolutions effective as of the date immediately preceding the Closing Date.

2.14.         Power; Authorization; Enforceable Obligations.  BridgeCo has the corporate power, authority and legal right to execute, deliver and perform this Agreement.  This Agreement and the other agreements, documents and instruments executed and delivered in connection herewith have been duly executed and delivered on behalf of BridgeCo, and this Agreement and such documents constitute the legal, valid and binding obligations of BridgeCo, enforceable against BridgeCo in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity.

2.15.         Validity of Contemplated Transactions.  Except as set forth in Schedule 2.15, the execution, delivery and performance of this Agreement does not and will not violate, conflict with or result in the breach of any term, condition or provision of, or require the consent (which has not been obtained) of any other person under:  (a) any existing law, ordinance or governmental rule or regulation to which BridgeCo is subject in any material respect; (b) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority applicable to BridgeCo; (c) the charter documents of BridgeCo or any securities issued by BridgeCo; or (d) any mortgage, indenture, Contract, commitment, license, lease, plan, authorization or other instrument, document to which BridgeCo is a party, by which BridgeCo may have rights or by which any of its assets may be bound or affected, or give any person with rights thereunder the right to terminate, modify, accelerate or otherwise change the existing rights or obligations of BridgeCo thereunder in any material respect.  BridgeCo is not required to file, seek or obtain any authorization, approval or consent of, or make any registration or filing with, any governmental or regulatory official, body or authority is required in connection with the execution, delivery or performance of this Agreement by BridgeCo except as provided herein, other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings as may be required by any applicable federal or state securities or “blue sky” laws.

2.16.         No Third Party Agreements.  Except as set forth in Schedule 2.16, there are no existing Contracts, licenses, options, commitments or rights with, of or to any person to acquire or use the assets of BridgeCo or the BridgeCo Capital Stock or any interest therein, except for (a) customer contracts entered into in the ordinary course of business, (b) equity incentive award agreements granted under an Equity Compensation Plan or (c) licenses disclosed on Schedule 2.12(d).

2.17.         Outstanding Indebtedness.  Except as set forth in Schedule 2.17, BridgeCo has no outstanding Indebtedness (other than unsecured Indebtedness that is not for borrowed money and that is not evidenced by notes, bonds, debentures or similar interests and that is incurred in the ordinary course of business) greater than Five Thousand United States Dollars (US $5,000).

2.18.         Absence of Certain Changes or Events.  (a)  Except as expressly contemplated by this Agreement, since January 1, 2011, BridgeCo has conducted its operations according to its ordinary and usual course of business consistent with past practice, and BridgeCo has used its commercially reasonable efforts to preserve intact its business, to keep available the services of its current officers and employees and to preserve the goodwill of and maintain satisfactory relationships with those persons and entities having business relationships with BridgeCo.

(b)           Except as expressly contemplated by this Agreement or as set forth in Schedule 2.18(b), since January 1, 2011, BridgeCo has not:

(i)           suffered any Material Adverse Effect or any change, condition, event or development that reasonably would be expected to have a Material Adverse Effect.

(ii)          issued, sold, granted options or rights to purchase, pledged or authorized the issuance, sale, grant of options or rights to purchase, or pledged or exchanged any BridgeCo Capital Stock or Stock Options or any other securities in respect of, in lieu of or in substitution for shares of BridgeCo Capital Stock outstanding on the date hereof or Stock Options;

(iii)         otherwise acquired or redeemed, directly or indirectly, or amended the terms of any BridgeCo Capital Stock or Stock Options;

(iv)         split, combined or reclassified any BridgeCo Capital Stock or declared, set aside, made or paid any dividend or distribution (whether in cash, stock or property) on any BridgeCo Capital Stock;

(v)          made or offered to make any acquisitions, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, involving the payment or receipt of consideration of, in the aggregate, One Hundred Thousand United States Dollars (US $100,000) or more, except for purchases of inventory and purchases made for the production of products made in the ordinary course of business and consistent with past practice, or (ii) entered into a material Contract or amended any material Contract, or granted any release or relinquishment of any rights under any material Contract;

(vi)         incurred or assumed any Indebtedness, or incurred or assumed any liens, pledges, security interests or other encumbrances, other than the Permitted Encumbrances;

(vii)        assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person;

(viii)       made any loans, advances or capital contributions to, or investments in, any other person;

(ix)          changed any of the accounting principles or practices used by it;

(x)           made any tax election or settled or compromised any material federal, state or local income tax liability;

(xi)          proposed or adopted any amendments to its certificate of incorporation or bylaws (or similar governing documents);

(xii)         granted any stock-related, performance or similar awards or bonuses;

(xiii)       forgiven any loans to employees, officers or directors or any of their respective affiliates or associates;

(xiv)       except as contemplated by this Agreement, entered into any new, or amended any existing, employment, severance, consulting or salary continuation Contracts with any officers, directors or employees, or granted any increases in the compensation or benefits to officers, directors and employees (other than increases to persons who are not officers or directors in the ordinary course of business consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense of BridgeCo taken as a whole);

(xv)        made any deposits or contributions of cash or other property to or taken any other action to fund or in any other way secured the payment of compensation or benefits under the Plans or Contracts subject to the Plans or any other plan or Contract of BridgeCo;

(xvi)       entered into, amended, or extended any collective bargaining or other labor Contract;

(xvii)      adopted, amended or terminated any Plan or other employee benefit plan or arrangement;

(xviii)    settled or agreed to settle any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby) or paid, discharged or satisfied or agreed to pay, discharge or satisfy any claim, liability or obligation (absolute accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction of liabilities reflected or reserved against in full in the Financial Statements as at December 31, 2010, incurred in the ordinary course of business subsequent to December 31, 2010 or liabilities in an amount less than Twenty Five Thousand United States Dollars (US $25,000) individually or Fifty Thousand United States Dollars (US $50,000) in the aggregate;

(xix)       incorporated, formed or otherwise established or created any Subsidiaries of BridgeCo;

(xx)        entered into any transaction or series of related transactions (including the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any affiliate, except transactions necessary or desirable for the prudent operation of its business consistent with past practice and on terms no less favorable to it than would be obtainable in a comparable arm’s length transaction with a person that is not an affiliate thereof; or

(xxi)       agreed to take any of the foregoing actions.

2.19.         Product Warranty.  To BridgeCo’s Knowledge, all Products and Combined Products manufactured, sold, leased, licensed, or delivered by BridgeCo are and have been in conformity with all applicable contractual commitments and all express or implied warranties, and BridgeCo does not have any material liability (and, to BridgeCo’s Knowledge, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against any of them giving rise to any material liability) for any return claim, warranty claim or other obligation to provide parts for or service on, or to repair or replace, any Products or Combined Products sold by BridgeCo at any time prior to the Closing Date.  No Product or Combined Product heretofore sold by BridgeCo is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, lease, or license used by BridgeCo.  Schedule 2.19 sets forth such standard terms and conditions of sale, lease, or license used by BridgeCo (including all applicable guaranty, warranty, and indemnity provisions).  Each Product and Combined Product is in compliance with all applicable Laws.

2.20.         Sufficiency of Assets.  The assets and rights of BridgeCo being transferred pursuant to the Merger set forth in this Agreement collectively include all assets, properties and rights used or held for use in the business of BridgeCo in the manner in which it is presently conducted.  No assets or rights of BridgeCo necessary for the conduct of BridgeCo’s business or in the manner in which it is presently conducted were transferred or licensed, directly or indirectly (other than to BridgeCo), in connection with its sale of the shares of BridgeCo AG.

2.21.         Interested Party Transactions.  Since January 1, 2008, no officer or director of BridgeCo, or Rights Holder or, to BridgeCo’s Knowledge, any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest (each, an “Interested Party”), has directly or indirectly, held (i) any interest in any Person that furnishes or sells, services, products, or technology that BridgeCo furnishes or sells, (ii) any interest in any Person that purchases from or sells or furnishes to BridgeCo, any goods or services, or (iii) any interest in, or been a party to, any Contract to which BridgeCo is a party or by which any properties or assets of BridgeCo are bound; provided that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 2.21.

2.22.         Board Approval; Vote Required.  (a)  The BridgeCo Board has, by resolution unanimously adopted at a meeting duly called and held (or pursuant to an unanimous written consent in lieu thereof): (i) duly and validly approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) determined that this Agreement and the Merger are advisable to and in the best interest of the stockholders of BridgeCo and (iii) resolved to recommend that the holders of BridgeCo Common Stock and BridgeCo Preferred Stock adopt this Agreement.

(b)           Receipt of the Required Stockholder Approval (including by delivery of the Stockholder Consent) will satisfy all requirements for consents, votes or approvals by the holders of any classes or series of BridgeCo Capital Stock necessary to approve and adopt, and consummate, this Agreement, the Merger and the other transactions contemplated hereby and thereby, in each case in accordance with the certificate of incorporation of BridgeCo and applicable law.

(c)           State Takeover Statutes.  The BridgeCo Board has taken all action necessary to ensure that any restrictions on business combinations contained in the Delaware Code (including Section 203 thereof) or any other applicable law will not apply to the Merger and the other transactions contemplated by this Agreement, including the execution and delivery of the Stockholder Consent.  No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the certificate of incorporation or bylaws of BridgeCo is, or at the Effective Time will be, applicable to BridgeCo, the shares of BridgeCo Capital Stock, the Merger or the other transactions contemplated by this Agreement.

2.23.         Brokers’ and Finders’ Fees.  Except for Pagemill, the full amount of whose fees and expenses are set forth in Schedule 1.15, BridgeCo and the Rights Holders have carried on all negotiations relative to this Agreement directly without the intervention of any person who may be entitled to any brokerage or finder’s fee or other commission in respect of this Agreement or the Transaction.  Other than as set forth on Schedule 1.15 or the items to be paid pursuant to Section 1.10(a)(i)-(v) and (vii), there are no fees or expenses in connection with the sale of BridgeCo based on any arrangement or agreement made or alleged to have been made by or on behalf of BridgeCo or for which BridgeCo is otherwise liable (“Expenses”).

2.24.         Completeness of Disclosure.  No representation or warranty by BridgeCo in this Agreement nor any certificate, schedule, exhibit, statement, document or instrument furnished to Buyer hereunder contains any untrue statement of a material fact or omits to state a material fact necessary in order to make any statement made herein or therein, in light of the circumstances in which they were made, not misleading.

2.25.         No Additional Representations.  BridgeCo expressly disclaims any representation, warranty, covenant or other understanding, express or implied, in connection with this Agreement, the Merger or the transaction, except as otherwise expressly set forth in this Agreement.

2.26.         Survival of Representations and Warranties.  All representations and warranties made by BridgeCo herein or in any certificate, schedule, exhibit, statement, document or instrument furnished hereunder shall survive the Closing until January 31, 2013, except that representations and warranties regarding (i) BridgeCo’s existence, authority and capitalization (Sections 2.01, 2.03 and 2.14), (ii) absence of broker fees (other than Pagemill) (Section 2.23), (iii) environmental matters (Section 2.10), (iv) tax matters (Section 2.07) and (v) any claim for fraud and willful misconduct (collectively, the “Fundamental Representations”) would expire concurrently with the expiration of the applicable statute of limitations.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to BridgeCo that the statements set out in this ARTICLE III are true and accurate.

3.01.         Corporate Existence.  Each of Sub and Parent is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation.

3.02.         Corporate Power; Authorization; Enforceable Obligations.  Each of Sub and Parent has the corporate power, authority and legal right to execute, deliver and perform this Agreement.  The execution, delivery and performance of this Agreement by Sub and Parent has been duly authorized by all necessary corporate action and will not result in breach by such party of any obligation under law, its charter documents or Contract that such party is subject to.  This Agreement and the other agreements, documents and instruments executed and delivered by Sub and Parent in connection herewith have been duly executed and delivered by duly authorized officers of Buyer and Parent, and this Agreement and such other documents constitute the legal, valid and binding obligations of such party enforceable against such party in accordance with their respective terms.  No authorization, approval or consent of, and no registration or filing with, any governmental or regulatory official, body or authority is required in connection with the execution, delivery or performance of this Agreement by either Sub or Parent, except as provided herein.

3.03.         Litigation.  As of the date of this Agreement, there are no legal proceedings pending or, to the knowledge of Parent or Sub, threatened that are reasonably likely to prohibit or restrain the ability of Parent or Sub to enter into this Agreement or consummate the Merger or the Transaction.

3.04.         Reliance.  Parent and Sub acknowledge and agree that BridgeCo has not made, and Parent and Sub have not relied upon, any representation, warranty, covenant or other understanding, expressed or implied, in connection with this Agreement, the Merger or the Transaction, except as expressly set forth in this Agreement.

3.05.         Financing.  Parent and Sub have sufficient currently-available funds on hand to consummate the Merger and the transactions contemplated hereby, including to pay the consideration required pursuant to this Agreement and all outstanding fees and expenses in connection with the Merger.

ARTICLE IV

INDEMNIFICATION; ESCROW

4.01.         Indemnification.  After the Effective Time, each Rights Holder and each Closing Cash Bonus Participant agrees, severally and not jointly, to indemnify and hold harmless Buyer, the Surviving Corporation and all Subsidiaries of Parent and their respective officers, directors, employees, agents, successors and assigns (“Indemnified Parties”) from (a) any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”) suffered or incurred by any of the Indemnified Parties (“Indemnified Loss”), arising out of or resulting from (i) the breach of any representation, warranty, covenant or agreement by BridgeCo contained herein or in any schedule, exhibit or certificate delivered under this Agreement, (ii) any claims or threatened claims by or on behalf of any holder of BridgeCo Capital Stock or rights to acquire BridgeCo Capital Stock in connection with the Merger or the other transactions contemplated hereby, including any claims alleging violations of fiduciary duty (other than claims for any breach of Parent’s obligation to pay the consideration under this Agreement), (iii) those matters set forth in Item 2 of Schedule 2.02, Item 4 of Schedule 2.08 and Item 2 of Schedule 2.10 or (iv) the “delamination” issue identified by Parent and BridgeCo prior to the Closing affecting the “Eagle” chip, including without limitation all reasonable Losses arising from or relating to (A) containment screening of all “Eagle” material, including acoustical microscopy (CSAM) analysis, (B) yield losses (including scrap and waste material) plus replacement material to cover such losses, (C) the correction of defects and the development a permanent solution, including the redesign and retooling of the package leadframe, the redesign and verification of the IC performance, the requalification of the product, failure analysis and outside lab costs, and (D) rework costs and reimbursement costs related to returns of defective product, such as costs to cover warranty, repair, return, restocking, rescreening, retesting, replacement and other associated costs arising from either the supply chain or from customers, including reimbursement of customers’ costs to repair or replace products in the field or (b) any amounts paid by an Indemnified Party (i) in respect of a Third Party Claim to the extent such Third Party Claim relates to or arises from the operations or business of BridgeCo prior to the Closing or (ii) in connection with investigating, preparing, pursuing, providing evidence with respect to or defending, any such Third Party Claim, in each case, other than a Third Party Claim arising from the failure of Parent or the Surviving Corporation to discharge (or cause to be discharged) the accounts payable of BridgeCo and its Subsidiaries outstanding as of the Closing.  Notwithstanding this Section 4.01 or any other provision of this Agreement, (x) the Rights Holders and Closing Cash Bonus Participants shall not be required to indemnify the Indemnified Parties for (1) any Taxes incurred as a result of the transactions contemplated by Section 1.13 of this Agreement or (2) any Taxes incurred in a taxable period (or portion thereof) beginning after the Closing Date or (3) any Taxes resulting from an election made by Parent or the Surviving Corporation under Section 338 of the Code in connection with the transactions contemplated by this Agreement; provided that in the case of Taxes described in clause (2), the Rights Holders and Closing Cash Bonus Participants shall indemnify for any such Taxes resulting from a breach of Section 2.07(h), Section 2.07(k) or Section 2.07(o) and (y) any Tax liability shown on any Tax Return of BridgeCo or any of its Subsidiaries filed after the Closing Date (including any amendment to a Pre-Closing Tax Return) shall not be evidence that the Rights Holders and Closing Cash Bonus Participants are required to indemnify the Indemnified Parties in respect of any matters set forth in such Tax Return.

4.02.         Limits on Indemnification.  Notwithstanding anything to the contrary contained in this Agreement:

(a)            No indemnification pursuant to this ARTICLE IV shall be made (other than indemnification in respect of the matters set forth in Section 4.01(a)(iii) and Section 4.01(a)(iv)) unless the aggregate amount of Indemnified Losses incurred by the Indemnified Parties hereunder (excluding such Indemnified Losses incurred in respect of the matters set forth in Section 4.01(a)(iii) and Section 4.01(a)(iv)) exceeds Two Hundred Thousand United States Dollars (US $200,000) (the “Threshold Amount”); provided, however, that if the aggregate amount of all Indemnified Losses exceeds the Threshold Amount, then, subject to Section 4.08, the entire amount of all Indemnified Losses shall be recoverable by the Indemnified Parties.

(b)            No Indemnified Party may make a claim for indemnification under Section 4.02 for breach by the Indemnifying Party of a particular representation or warranty after the expiration of the applicable survival period set forth in Section 2.26 or, with respect to any Claims made pursuant to Section 4.01(a)(iii) after January 31, 2013; provided that any claim arising in connection with any Claim Notice delivered on or prior to the expiration of the applicable survival period shall survive for the benefit of all Indemnified Parties beyond the expiration of the applicable survival period until such claim is finally resolved.

(c)           The amount of any indemnification payable under this ARTICLE IV with respect to any Loss shall be reduced by the net amount of any insurance proceeds, indemnity payments, contributions or similar payment actually received by any Indemnified Party with respect to such Loss (calculated net of any expense incurred in collecting such amount and the net present value of any increase in applicable insurance premiums incurred as a result of the claim that resulted in such recovery).  To the extent any Indemnified Party receives (i) any such amount from insurers or other third parties, such insurers or other third parties may, notwithstanding the prior sentence, be subrogated to the rights of the Indemnified Party hereunder and (ii) any such amount from insurers or other third parties after the Indemnified Parties have been indemnified for the applicable Loss, such Indemnified Party shall repay to the Rights Holders and Closing Cash Bonus Participants promptly any amount that the Indemnifying Party would not have had to pay pursuant to this Section 4.02 had the Indemnified Parties received such amount prior to being indemnified hereunder.

(d)           The Indemnified Parties shall not be entitled to indemnification for any Losses resulting from, arising out of or related to the IP Transfer, unless such Losses would nonetheless have been incurred had the Merger occurred without the prior occurrence of the IP Transfer.

(e)            Each Loss for which any Indemnified Party is entitled to indemnification under this ARTICLE IV shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement and in giving rise to indemnification under Section 4.01.

(f)             No Indemnified Party shall be entitled to indemnification under this ARTICLE IV for any Losses (and the amount of any Losses incurred shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent such Losses were previously reflected in the calculation of Indebtedness and/or Expenses.

(g)           Notwithstanding anything to the contrary herein, the rights and remedies of the Indemnified Parties after the Closing shall not be limited by the fact that any Indemnified Party had knowledge of any breach, event or circumstance prior to the Closing or waived any condition to the Closing related thereto.

4.03.         Escrow Fund.  (a) In order to support the Rights Holders’ and Closing Cash Bonus Participants’ obligations under Section 4.01, the Escrow Deposit shall be delivered by Parent to the escrow agent in accordance with the Escrow Agreement and held in escrow for a period of 18 months from the Effective Time (the “Escrow Period”).  The total amount of funds held in escrow, including any interest earned thereon, is collectively referred to as the “Escrow Amount.”  The escrow account and the Escrow Amount shall be subject to the escrow agreement attached hereto as Exhibit E (the “Escrow Agreement”), by and among the parties hereto and Wells Fargo Bank, National Association (the “Escrow Agent”).  Each Rights Holder and each Closing Cash Bonus Participant shall be entitled to receive any Additional Per Share Consideration or any Additional Bonus, as applicable, only upon expiration of the Escrow Period, and subject to the satisfaction of any claims for Indemnified Losses (“Claims”) made under this ARTICLE IV prior to the expiration of the Escrow Period.

(b)           Parent shall be treated as the owner of the Escrow Amount, and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, or any portion thereof, shall be allocable to Parent pursuant to Section 468B(g) of the Code.  If and to the extent any amount of the Escrow Fund is actually distributed to the Incentive Equityholders or the Closing Cash Bonus Participants, such amounts shall be treated as compensation paid to the Incentive Equityholders at the time of payment.  If and to the extent any amount of the Escrow Fund is actually distributed to the Rights Holders in respect of BridgeCo Capital Stock (other than Restricted Stock), interest may be imputed on such amount, as required by Section 483 or 1274 of the Code.  In no event shall the portion of the Escrow Amount paid to the Rights Holders and Closing Cash Bonus Participants exceed $5,875,000.  The preceding sentence is intended to ensure that the right of the Rights Holders to the Additional Per Share Consideration is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder.  All parties hereto shall file all Tax Returns consistently with the foregoing provisions of this Section 4.03(b).

(c)            If at any time and from time to time prior to expiration of the Escrow Period, an Indemnified Party makes a Claim, Parent shall deliver to the Rights Holder Representative notification in writing (a “Claim Notice”), setting forth in reasonable detail the facts giving rise to such Claim and including in such Claim Notice the reasonably estimated amount of the Indemnified Loss and any associated expenses and costs such as reasonable attorney fees, if known, and the provisions of this Agreement upon which such Claim is based.  In the event the Rights Holder Representative does not dispute the Claim as set forth in the Claim Notice in a timely manner as set forth in Section 4.03(d) or only disputes a portion thereof, then the amount of the Claim described in the Claim Notice or the portion thereof not disputed shall be deemed to be admitted (the “Admitted Liability”) and Parent shall be entitled to permanently reduce the Escrow Amount by, and receive from escrow, the amount of the Admitted Liability with respect to such claim.

(d)            In the event the Rights Holder Representative shall dispute the validity of all or any amount of a Claim as set forth in the Claim Notice, the Rights Holder Representative shall, within thirty (30) days of his receipt of the Claim Notice, execute and deliver to Parent a notice setting forth with reasonable particularity the grounds and the basis upon which the Claim or portion thereof is disputed (the “Dispute Statement”).  If the Rights Holder Representative delivers to Parent a Dispute Statement applicable to all or any portion of a Claim within the period for delivery of the same set forth above, then the amount of the Escrow Amount disputed by the Rights Holder Representative in such Dispute Statement shall not be payable to Parent until either (i) Parent and the Rights Holder Representative agree in writing to the resolution of the amount of the Escrow Amount disputed by the Rights Holder Representative in such Dispute Statement, or (ii) a court of competent jurisdiction enters a final unappealable order that determines such Claim is not valid or directing the payment to the Rights Holder Representative (on behalf of the Rights Holders and the Closing Cash Bonus Participants) of the amount of the Escrow Amount disputed by the Rights Holder Representative in such Dispute Statement.  Upon such written agreement or final order (a “Resolved Claim”), as the case may be, Parent shall be entitled to permanently reduce the Escrow Amount by, and receive from escrow, the amount of the Resolved Claim if and to the extent that matters covered thereby have been resolved in favor of Parent.

(e)            Third Party Claims.

(i)           In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a Loss or a claim, suit, demand or proceeding with any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the Rights Holder Representative, on behalf of the Rights Holders and Closing Cash Bonus Participants (the “Indemnifying Party”); provided, however, that no delay or failure on the part of an Indemnified Party in notifying the Rights Holder Representative shall relieve an Indemnifying Party from its obligations hereunder unless the Indemnifying Party is thereby actually and materially prejudiced (and then solely to the extent of such prejudice).

(ii)           Except as set forth in Section 5.03(c), the Rights Holder Representative shall have the right, upon written notice to the Indemnified Party within thirty (30) days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof with counsel selected by the Rights Holder Representative and reasonably satisfactory to the Indemnified Party; provided, however, that the Rights Holder Representative shall not have the right to assume such defense of such Third Party Claim (i) to the extent that such Third Party Claim involves potential criminal liability or equitable relief is sought, (ii) if the amount of Losses reasonably estimated to be incurred pursuant to such Third Party Claim (when combined with all other outstanding claims for indemnification under this ARTICLE IV) is greater than the Losses for which the Indemnifying Party is liable under this ARTICLE IV, (iii) if there exists any legal conflict between the interests of Parent and those of the Rights Holders and Closing Cash Bonus Participants or different defenses would be available if Parent controlled the defense, (iv) if such Third Party Claim relates to Intellectual Property or (v) if any counterparty in such Third Party Claim is a customer of Parent or any Subsidiary of Parent.  If the Rights Holder Representative does not expressly elect to assume the defense of such Third Party Claim within the time period set forth in this Section 4.03(e)(ii), is not eligible to assume the defense under the terms hereof or fails to prosecute or withdraws from such defense, the Indemnified Party shall have the sole right to assume the defense of such Third Party Claim.  If the Rights Holder Representative assumes the defense of any Third Party Claim, the Indemnified Party shall reasonably cooperate with the Rights Holder Representative in such defense and make available to the Rights Holder Representative all witnesses, pertinent records, materials and information in the Rights Holder Representative’s possession or under the Rights Holder Representative’s control relating thereto as is reasonably required by the Rights Holder Representative.  If the Rights Holder Representative assumes the defense of any Third Party Claim, the Rights Holder Representative shall not, without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim.  Notwithstanding the foregoing, if such settlement, compromise or judgment (w) involves a finding or admission of wrongdoing, (x) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim, (y) involves a license or grant of any Intellectual Property or (z) involves the payment of any amount, including any obligation to pay any amount in the future, by Parent or the Surviving Corporation that would not be fully paid by the Rights Holder Representative pursuant to the terms hereof, then the Rights Holder Representative shall not enter into any such settlement or compromise or consent to the entry of any such judgment without the prior written consent of the applicable Indemnified Party, which consent may be granted in such Indemnified Party’s sole and absolute discretion.

(iii)           The Person controlling the defense of any Third Party Claim pursuant to clause (ii) above shall consult with Parent (in the case the Rights Holder Representative is the controlling party) or the Rights Holder Representative (in the event any other Person is the controlling party) for the purpose of allowing such non-controlling party to participate in such defense at such non-controlling party’s expense.

(iv)           No Indemnified Party shall settle, discharge or otherwise resolve (whether or not in connection with a court, arbitration or other similar dispute resolution mechanism) with any third party a dispute which is the basis for a Claim for which indemnification may be sought pursuant to this ARTICLE IV without the consent of the Rights Holder Representative, which consent may not be unreasonably withheld, conditioned or delayed.

(f)             Upon the expiration of the Escrow Period, if no Claims remain pending, then the parties shall direct the Escrow Agent to pay the Escrow Amount to the Rights Holders and Closing Cash Bonus Participants.  If Claims remain pending upon the expiration of the Escrow Period, then no funds (including any Earnout Payments) will be released while such Claims are pending, unless the claims are reasonably estimated by Buyer to be less than the sum of the Escrow Amount and the Earnout Payments then payable, in which case the parties shall direct the Escrow Agent to pay the amount in excess of those funds that may be necessary to resolve pending Claims to the Rights Holders and Closing Cash Bonus Participants.

(g)           At any time after the expiration of the Escrow Period, when there is a Resolved Claim in favor of the Rights Holder Representative, the parties shall direct the Escrow Agent to promptly (but in no event later than three (3) Business Days following the resolution of such Resolved Claim) deliver to the Rights Holders and Closing Cash Bonus Participants any amount in excess of those funds that may be necessary to resolve any remaining pending Claims.

(h)           Notwithstanding anything herein to the contrary, all amounts payable from the Escrow Amount in respect of Vested Options or shares of Restricted Stock outstanding immediately prior to the Effective Time or in respect of the Closing Cash Bonus Payments shall be paid by the Escrow Agent to the Payroll Agent for the benefit of such holders and Parent and the Surviving Corporation shall cause the Payroll Agent to pay such amounts to the applicable Rights Holders and Closing Cash Bonus Participants promptly after receipt of such amounts from the Escrow Agent.

4.04.         Earnout Offset.  In addition to its indemnity right against the Escrow, Buyer shall have the right to set off against any Earnout Payments actually due and payable to the Rights Holders any amounts for which any Indemnified Party is entitled to be indemnified under this Agreement or which are otherwise owed to any Indemnified Party or its affiliates by any Rights Holder, up to a maximum of  twelve and one half percent (12 1/2%) of the aggregate Earnout Payments earned pursuant to this Agreement (any such offset, an “Earnout Offset”); provided, however, that (a) Parent shall deliver to the Rights Holders a notice (a “Set-off Certificate”) specifying in reasonable detail the nature and dollar amount of the Claims and the Earnout Offset, (b) Parent shall deposit the Earnout Offset in an interest bearing separate account, which does not include any other funds of Parent or any of its Subsidiaries, and Parent shall not access such Earnout Offset until (and then only to the extent) the Claims set forth in the Set-off Certificate are finally resolved in Parent’s favor (whether by mutual agreement of Parent and the Rights Holder Representative or by final non-appealable order of an arbitration panel or court of competent jurisdiction) and (c) to the extent the claims set forth in the Set-off Certificate are finally resolved in the Rights Holders’ favor (whether by mutual agreement of Parent and the Rights Holder Representative or by final non-appealable order of an arbitration panel or court of competent jurisdiction), Parent shall within five (5) Business Days thereafter pay the portion of the Earnout Offset resolved in the Rights Holders’ favor to the Rights Holders, together with the accrued interest thereon.

4.05.         Tax Benefits.  The amount of any indemnification payable under Section 4.01 shall be reduced by any Tax Benefit realized by the Indemnified Parties arising from the incurrence or payment of any Losses.

4.06.         No Waiver.  No representation or warranty of BridgeCo in this Agreement shall be affected or deemed waived or otherwise impaired or limited by reason of any investigation or due diligence conducted by Parent or Sub.  The release of any portion of the Escrow will be without prejudice to a subsequent Earnout Offset or a subsequent claim for fraud or willful misconduct.

4.07.         Exclusive Remedy.  Each of the parties hereto acknowledges and agrees that, from and after the Closing Date, Buyer’s sole and exclusive remedy with respect to any and all claims under this Agreement shall be to make claims against pursuant to and in accordance with the indemnification provisions set forth in this ARTICLE IV and that notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any Indemnified Party after the Effective Time, to rescind this Agreement or any of the transactions herein, recover damages or exercise any other remedy at law or in equity; provided that nothing in this Agreement shall be deemed to constitute a waiver of any injunctive or other equitable remedies or any tort claims of, or causes of action arising from, fraud or willful misconduct against the Person committing, aiding or abetting such fraud or willful misconduct.

4.08.         Maximum Recovery.

(a)           The maximum amount that the Indemnified Parties may recover from the Rights Holders and Closing Cash Bonus Participants under this ARTICLE IV (i) except with respect to Claims relating to fraud, willful misconduct or the matters set forth in Section 4.01(a)(iii) (the “Excluded Claims”), shall be limited to the sum of (A) any amounts comprising the Escrow Amount at the time of any such Claims, (B) the aggregate amount of all Earnout Offsets and (C) the aggregate amount of all Indemnified Losses recovered from the Escrow Amount in respect of Claims relating to the matters set forth in Section 4.01(a)(iii), and (ii) with respect to Claims relating to the matters set forth in Section 4.01(a)(iii), shall be limited to the sum of (A) the Base Consideration and (B) the aggregate of all Earnout Amounts (the “Ultimate Cap”).  In no event shall the Indemnified Parties be entitled to any indemnification in excess of the Ultimate Cap, except with respect to Claims relating to fraud or willful misconduct.

(b)           Subject to the limitations contained in Section 4.08(a) above, in the event of any Claim hereunder, the Indemnified Parties shall proceed (i) first, against any amounts then comprising the Escrow Amount, (ii) second, against any Earnout Offset, (iii) third (to the extent that Section 4.08(a) permits recovery for the applicable Claim in excess of the amounts available pursuant to subparagraphs (i) and (ii) above), against the payment of any Earnout Amount and (iv) fourth, (to the extent that Section 4.08(a) permits recovery for the applicable Claim in excess of the amounts available pursuant to subparagraphs (i) and (ii) above) against the Rights Holders, severally and not jointly and on a pro-rata basis in proportion to the amount of the payments received by such Persons pursuant to this Agreement.

4.09.         Representative.  (a)  Effective upon and by virtue of the granting to Rights Holders the right to receive the merger consideration as set forth in Sections 1.06, 1.07 and 1.08 and the Closing Cash Bonus Participants the right to receive the Closing Cash Bonus Payments as set forth in Section 1.10(a)(vii), BCOA Nominees Limited (the “Rights Holder Representative”) is appointed as agent and attorney-in-fact with respect to the rights and obligations of the Rights Holders and Closing Cash Bonus Participants.  The rights and obligations of the Rights Holder Representative are as set forth in Exhibit F hereto, and all Rights Holders and Closing Cash Bonus Participants shall be bound by the terms set forth in Exhibit F.  Other than the Rights Holder Representative, no Rights Holder or Closing Cash Bonus Participant shall bring any claim or action related to this Agreement, including with respect to the determination of any Earnout Payment.  The terms set forth in Exhibit F shall represent the agreement solely between the Rights Holders, Closing Cash Bonus Participants and the Rights Holder Representative and no other party.

(b)           Buyer and the Surviving Corporation shall have the right to rely upon the actions of the Rights Holder Representative.  Fees and expenses of the Rights Holder Representative shall be payable at the rate and in the manner agreed to by and among the Rights Holder Representative, the Rights Holders and the Closing Cash Bonus Participants.  Neither Buyer nor the Surviving Corporation shall be responsible for any of the fees or expenses of the Rights Holder Representative under any circumstances.  Buyer and the Surviving Corporation shall have no liability to the Rights Holders or Closing Cash Bonus Participants for any losses or claims arising from the actions or conduct of the Rights Holder Representative, or for any breach of the terms set forth in Exhibit F by the Rights Holder Representative.

(c)           Pursuant to Section 1.10(a)(iv), promptly following the Effective Time, Parent shall make or cause to be made by wire transfer of immediately available funds the payment, to the Expense Fund, of an amount equal to the Rights Holders Expense Amount.  The Rights Holders Expense Amount shall be used to fund any expenses incurred by the Rights Holder Representative in the performance of its duties and obligations hereunder.  The Rights Holders Expense Amount will be held by the Rights Holder Representative until such time as the Rights Holder Representative determines, in his sole discretion, that the Rights Holders and Closing Cash Bonus Participants shall have no further expenses to be incurred in connection with the transactions contemplated by this Agreement.  Any portion of the Rights Holders Expense Amount remaining after such date shall be paid by the Rights Holder Representative to the Rights Holders and Closing Cash Bonus Participants, with each such Rights Holder and Closing Cash Bonus Participant receiving its Pro Rata Share of such remaining amounts.

ARTICLE V

COVENANTS

5.01.         Carryover of Service.  As of and subsequent to the Effective Time, Parent shall, or shall cause the Surviving Corporation and/or the appropriate Subsidiaries of Parent to: (a) for a period of not less than twelve (12) months following the Effective Time, provide the employees of BridgeCo and its Subsidiaries as of immediately prior to the Effective Time who continue to be employed by Parent, the Surviving Corporation and/or its Subsidiaries on and after the Effective Time (the “Covered Employees”) terms and conditions of employment, base compensation, bonus opportunity and benefits (including retirement, group health, life, disability, vacation and severance plans) that are not less favorable in the aggregate to the Covered Employees and their dependents and beneficiaries, as appropriate, as provided to similarly situated employees of Parent, the Surviving Corporation and/or the appropriate Subsidiaries of Parent; (b) to the extent permitted by applicable law and the terms of the relevant Buyer Plan, provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan), under any employee benefit or compensation plan, program or arrangement, including vacation, severance and leave policies, adopted, maintained or contributed to by Parent or the Surviving Corporation and/or their Subsidiaries in which Covered Employees are eligible to participate (the “Buyer Plans”) for all periods of employment with BridgeCo or its Subsidiaries (or any predecessor entities) prior to the Effective Time, and with Parent, the Surviving Corporation and any of their Subsidiaries or Affiliates on and after the Effective Time; (c) to the extent permitted by applicable law and the terms of the relevant Buyer Plan, cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any Buyer Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan in which the applicable Covered Employee participated immediately prior to the Effective Time; and (d) to the extent permitted by applicable law and the terms of the relevant Buyer Plan, give the Covered Employees and their eligible dependents credit for the plan year in which the Effective Time (or commencement of participation in a plan of Parent or the Surviving Corporation) occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in any Buyer Plan); provided, however, that, nothing herein shall obligate Parent, the Surviving Corporation or any of its Subsidiaries to (i) continue to employ any Covered Employee or maintain any particular employee benefit plan for any specific period of time following the Closing Date or (ii) credit any prior service of a Covered Employee pursuant to this Section 5.01 to the extent such service credit would result in a duplication of benefits.  Parent, the Surviving Corporation and the Rights Holder Representative hereby acknowledge and agree to be bound by the terms and conditions of the Earnout Bonus Plan and the Forfeited Unit Bonus Plan.

5.02.         Indemnification of BridgeCo Directors and Officers.  (a)  From and after the Effective Time, Parent shall cause the Surviving Corporation to, to the fullest extent permitted under Delaware law, indemnify and hold harmless the Insured Parties against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Insured Parties in connection with any claim, action, suit, proceeding or investigation based on the fact that such individual is or was a director or officer of BridgeCo or any of its Subsidiaries and arising out of or pertaining to any action or omission occurring at or prior to the Effective Time (including the transactions contemplated hereby) (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Insured Party to the fullest extent permitted under Delaware law, upon receipt from the Insured Party for whom expenses are paid of any undertaking to repay such amounts as required under Delaware law to the extent such Insured Party fails to be successful on the merits or otherwise in the defense of such action or proceeding).  In the event of any such claim, action, suit, proceeding or investigation, (i) Parent shall cause the Surviving Corporation to pay the reasonable fees and expenses of counsel selected by the Insured Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and (ii) Parent and the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that neither Parent nor the Surviving Corporation shall be obligated pursuant to this Section 5.02 to pay the fees and expenses of more than one counsel for all Insured Parties in any single action unless a conflict of interest precludes the effective representation of more than one Insured Party with respect to the applicable claim, action, suit, proceeding or investigation.  Parent and the Surviving Corporation hereby acknowledge that present and former non-employee directors of BridgeCo and its Subsidiaries (each, an “Insured Party”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by holders of BridgeCo Capital Stock or their Affiliates.  From and after the Effective Time, Parent and the Surviving Corporation hereby agree that, with respect to such other rights, the Surviving Corporation is the indemnitor of first resort with respect to any claim, action, suit, proceeding or investigation based on the fact that such individual is or was a director of BridgeCo or its Subsidiaries (i.e., its obligation to the Insured Parties is primary and any obligation of any such other indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Insured Parties are secondary).

(b)           The certificate of incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the certificate of incorporation and bylaws of BridgeCo, which provisions shall not be amended, repealed or otherwise modified prior to the sixth (6th) anniversary of the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of BridgeCo, with respect to acts or omissions occurring prior to the Effective Time, unless such modification shall be required by applicable law.

(c)           Prior to the Effective Time, after consultation with Parent, BridgeCo shall purchase directors’ and officers’ liability insurance coverage for BridgeCo’s directors and officers which shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable on the whole to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by BridgeCo.  The cost of such coverage shall be deemed an Expense for all purposes hereunder.  Parent shall cause the Surviving Corporation and each of its Subsidiaries to refrain from taking any act that would cause such coverage to cease to remain in full force and effect for six (6) years following the Effective Time.

(d)           Each Insured Party to whom this Section 5.02 applies shall be a third party beneficiary of this Section 5.02.  The provisions of this Section 5.02 are intended to be for the benefit of each Insured Party and his heirs.  The obligations under this Section 5.02 shall not be terminated or modified in such a manner as to adversely affect any such Insured Party without his written consent.

(e)           In the event Parent or the Surviving Corporation or any of their respective Subsidiaries (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation or any of their respective Subsidiaries assume the obligations set forth in this Section 5.02.

5.03.         Tax Matters.

(a)            Cooperation in Tax Matters.  The Rights Holder Representative, Parent and BridgeCo shall (i) each provide the other with such information and assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return, and with any audit or other examination by any taxing authority or judicial or administrative proceedings or determinations relating to liability for Taxes in respect of BridgeCo or any of its Subsidiaries, (ii) each retain and provide the other with any reasonably requested records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding, or determination.  Each party shall bear its own expenses in complying with the foregoing provisions.

(b)            Straddle Period.  In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Tax allocable to the portion of the Straddle Period ending on the Closing Date for purposes of clause (x)(2) of the second sentence of Section 4.01 shall be: (i) in the case of a Tax based on or measured by income or receipts of BridgeCo or its Subsidiaries, an amount determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or pass-through entity in which BridgeCo or any Subsidiary holds a beneficial interest shall be deemed to terminate at such time), and (ii) in the case of all other Taxes, an amount determined by multiplying the amount of such other Taxes by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c)            Tax Contests.  Notwithstanding anything to the contrary in this Agreement, following the Closing, Parent shall have the right to control any audit, litigation or other proceeding with respect to Taxes and Tax Returns of BridgeCo and its Subsidiaries with respect to which the Rights Holders or the Closing Cash Bonus Participants could be required to indemnify for pursuant to ARTICLE IV (a “Tax Contest”), and Parent shall keep the Rights Holder Representative reasonably informed of the details and status of each such Tax Contest; provided that neither Parent nor the Surviving Corporation shall settle or compromise any such Tax Contest without the Rights Holder Representative’s prior written consent (not to be unreasonably withheld, conditioned or delayed) if such settlement or compromise would create or increase a Tax liability for which the Rights Holders or the Closing Cash Bonus Participants are required to indemnify under this Agreement.  Parent, BridgeCo and the Rights Holder Representative shall each provide its applicable counterpart with prompt notice of any written inquiries by any taxing authority relating to a Tax Contest within ten (10) days of the receipt of such notice.  Notwithstanding the foregoing, the failure of Parent and/or BridgeCo to give such notice shall not relieve the Rights Holders or the Closing Cash Bonus Participants from any indemnity obligation under this Agreement except where, and then solely to the extent (if any) that, such failure actually and materially prejudiced the Rights Holders or the Closing Cash Bonus Participants.

(d)            Responsibility for Filing Tax Returns. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of BridgeCo and its Subsidiaries which are due after the Closing Date.

(e)            Refunds and Tax Benefits.  Any Tax refunds or credits for overpayment of BridgeCo and its Subsidiaries that are received by Parent, BridgeCo, Surviving Corporation, or their Subsidiaries after the Closing Date shall be for the account of Parent.

(f)            Certain Taxes and Fees.  All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be the liability of and be split equally between Parent and the Rights Holders.  Parent shall file any Tax Returns in respect of any such Taxes, and the Rights Holders shall promptly pay to Parent their allocable portion of any such Taxes due.

5.04.         280G Stockholder Approval.  Prior to the date hereof, BridgeCo has submitted to the holders of BridgeCo Capital Stock for approval (in a manner satisfactory to Parent) by such number of holders of BridgeCo Capital Stock as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by BridgeCo and shall be subject to review and approval by Parent), such that such payments and benefits shall not be deemed to be Section 280G Payments (the “280G Stockholder Approval”).  A true and correct copy of the 280G Stockholder Approval has been made available to Parent.

5.05.         Consents.  Through the Closing Date, BridgeCo shall use its reasonable best efforts to obtain all consents, waivers, authorizations and approvals (“Consents”) of any parties to any Contract listed in Schedule 2.12(d) as are required thereunder to effect the IP Transfer, in connection with the Merger, or for any such Contracts to remain in full force and effect, and to otherwise cooperate with Parent in order to effect the IP Transfer.  Such Consents shall be in a form acceptable to Parent.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

6.01.         Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, prior to the Closing Date, of the following conditions:

(a)            the Required Stockholder Approval shall have been obtained; and

(b)            no statute, rule, regulation, executive order, judgment, decree or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority against Parent, Sub or BridgeCo and be in effect that prohibits or restricts the consummation of the Merger or makes such consummation illegal (each party agreeing to use its commercially reasonable best efforts to have such prohibition lifted).

6.02.         Conditions to the Obligations of Parent and Sub to Effect the Merger.  The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

(a)            BridgeCo shall have performed and complied in all material respects with all agreements and obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing Date and the representations and warranties of BridgeCo which are qualified as to materiality, shall be true and correct, and the representations and warranties of BridgeCo that are not so qualified, shall be true and correct in all material respects, on the date of this Agreement and at and on the Closing Date as though such representations and warranties were made on and as of such date (or, if given as of a specific date, at and as of such date);

(b)           BridgeCo shall have furnished certificates of its officers to evidence compliance with the conditions set forth in Section 6.02(a) hereof, each substantially in the form attached as Exhibit G hereto;

(c)            Each of the Contracts set forth in Exhibit H-1 shall have been amended as set forth in Exhibit H-1, each of the Consents listed in Exhibit H-2 shall have been obtained, and such Contracts, as so amended, and such Consents shall be in full force and effect as of the Closing;

(d)            there shall not have been any action taken, or any statute, rule, regulation, judgment, order or injunction, promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the Merger that would or is reasonably likely to (i) require Sub, Parent, BridgeCo, or any of their respective Subsidiaries or affiliates to dispose of or hold separate any portion of their respective businesses, assets or properties or impose any limitations on the ability of any of such entities to conduct their respective businesses or own such assets or properties or impose any limitations on the ability of Parent or Sub to conduct the business of BridgeCo and own the assets and properties of BridgeCo, (ii) impose any limitations on the ability of Parent, Sub or any of their respective Subsidiaries or affiliates effectively to control the business or operations of BridgeCo, Parent, Sub, or any of their respective Subsidiaries or affiliates, or (iii) otherwise materially adversely affects Parent, Sub, BridgeCo or any of their respective Subsidiaries or affiliates or otherwise make consummation of the Merger unduly burdensome;

(e)            there shall not have been threatened, instituted or pending any action, proceeding or counterclaim by or before any federal, state, local or foreign governmental, administrative or regulatory agency or instrumentality or before any court, arbitration tribunal or any other tribunal, domestic or foreign, challenging the consummation of the Merger, or seeking to obtain any material damages in connection therewith, or seeking to, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iii) of paragraph (c) above;

(f)             copies of a Rights Holder Agreement in the form of Exhibit B shall have been executed by each holder of BridgeCo Capital Stock (including any holder of Restricted Stock) and delivered to Parent;

(g)            BridgeCo shall have delivered to Parent the notification and evidence required by Section 5.04;

(h)            BridgeCo shall have furnished a certification substantially in the form attached as Exhibit I hereto for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445 2(c)(3);

(i)             stockholders who hold Dissenting Shares shall have validly exercised their appraisal rights pursuant to Section 262 of the Delaware Code and/or dissenter’s rights pursuant to Sections 1300-1313 of the California Corporations Code with respect to no more than five percent (5%) of the outstanding BridgeCo Capital Stock on an as-converted basis;

(j)             other than as set forth on Schedule 2.18(b), BridgeCo shall not have suffered any Material Adverse Effect or any change, condition, event or development that reasonably would be expected to have a Material Adverse Effect;

(k)            each officer and director of BridgeCo and each of its Subsidiaries serving immediately prior to the Closing Date shall have provided to Buyer a letter of resignation which shall take effect as of the Effective Time; and

(l)             agreements in the forms set forth in Exhibits L-1, L-2 and L-3 shall have been executed by BridgeCo and SMSC Holdings S.à.r.l. and the IP Transfer shall have occurred.

6.03.         Conditions to the Obligations of BridgeCo to Effect the Merger.  The obligations of BridgeCo to effect the Merger are further subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

(a)            Parent and Sub shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date and the representations and warranties of Parent and Sub which are qualified as to materiality, shall be true and correct, and the representations and warranties of Parent and Sub that are not so qualified, shall be true and correct in all material respects, on the date of this Agreement and at and on the Closing Date as though such representations and warranties were made on and as of such date; and

(b)           Parent and Sub shall have furnished certificates of their respective officers to evidence compliance with the conditions set forth in Section 6.03(a) hereof, each substantially in the form attached hereto as Exhibits J-1 and J-2 respectively.

ARTICLE VII

TERMINATION, DEFAULT AND REMEDIES

7.01.         Termination.  This Agreement may be terminated and the transactions contemplated hereby abandoned by either Parent of BridgeCo if the Closing has not occurred by 11:59 pm Eastern Daylight Time on the date of this Agreement.  No party to this Agreement shall have any obligations or liabilities associated with this Agreement if terminated pursuant to this Section 7.01.  ARTICLE VIII and ARTICLE IX and the defined terms used herein shall be the sole provisions that survive the termination of this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.01.         Expenses.  Except as otherwise provided in this Agreement, each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the Transaction.

8.02.         Entire Agreement.  This Agreement shall not be amended or modified except by written instrument duly executed BridgeCo and Parent at any time prior to Closing.  After the Closing this Agreement may be amended, modified or supplemented in writing by Parent and the Rights Holder Representative.  This Agreement sets forth the entire understanding of the parties hereto with respect to the Transaction and other documents contemplated herein.  Any amendment shall be subject to the approval of the holders of BridgeCo Capital Stock, to the extent required by the Delaware Code.  Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, including but not limited to the letter of intent between Parent and BridgeCo dated March 15, 2011, are superseded by this Agreement.

8.03.        Assignment and Binding Effect.  This Agreement may not be assigned prior to the Closing by any party hereto without the prior written consent of the other parties.  Subject to the foregoing, all of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of BridgeCo and Buyer, provided that the parties hereto shall continue to be obligated in accordance with the terms of this Agreement.

8.04.         Waiver.  At any time prior to Closing, Parent or BridgeCo, as the case may be, may waive any term or provision of this Agreement any of the rights each respective party is entitled to the benefit thereof by a written instrument duly executed by such party, and, after the Closing, the Rights Holder Representative may waive any right on behalf of the Rights Holders, the Closing Cash Bonus Participants or the Rights Holder Representative.

8.05.         Notices.  All notices required to be given under the terms of this Agreement or which any of the parties desires to give hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, return receipt requested or sent by reputable overnight carrier, each addressed as follows:

As to Buyer:
Standard Microsystems Corporation
80 Arkay Drive
Hauppauge, NY  11788
Ph:  (631) 435-6000
Attn:  Chief Financial Officer and General Counsel

with a copy (which shall not constitute notice to:

Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza
New York, NY 10006
Attention: Benet J. O’Reilly, Esq.
Facsimile: (212) 225-3999

As to BridgeCo and the Rights Holder Representative:
BCOA Nominees Limited
31 Kildare Street
Dublin 2, Ireland
Attention:                      Elaine Coughlan
Facsimile:                      +353 (0)1 642 5661

with a copy (which shall not constitute notice) to:

Goodwin Procter  LLP
Exchange Place
Boston, MA 02109
Attention:  Jon M. Herzog, Esq.
Amber R.E. Dolman, Esq.
Facsimile:  (617) 523-1231

or to such other address and to the attention of such other person as the party to whom such notice is to be given may have theretofore designated in a notice to the other party hereto.  Notices shall be deemed given (a) on the first (1st) Business Day after being sent, prepaid, by nationally recognized overnight courier that issues a receipt or other confirmation of delivery, (b) upon machine generated acknowledgement of receipt after transmittal by facsimile if so acknowledged to have been received before 5:00 p.m. on a Business Day at the location of receipt and otherwise on the next following Business Day or (c) when sent, if sent by electronic mail before 5:00 p.m. on a Business Day at the location of receipt and otherwise the next following Business Day.  Any party may change the address to which notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving notice.

8.06.         Governing Law.  This Agreement shall be governed by and interpreted and enforced in accordance with the substantive laws of the State of New York, without regard to choice of law provisions.  All disputes relating to or arising out of this Agreement shall be litigated exclusively in the state or federal courts in the Southern District of the State of New York, and any appellate courts therefrom, and all parties hereto irrevocably submit to the jurisdiction and venue of the aforesaid courts, including waiving any right to change or dismiss venue for any reason, including under the doctrine of forum non conveniens.

8.07.         Enforcement of the Agreement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any federal or state court located in the Southern District of the State of New York (as to which the parties agree to submit to jurisdiction for the purposes of such action), this being in addition to any other remedy to which they are entitled at law or in equity.

8.08.         Schedules and Exhibits.  All schedules and exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement.

8.09.         No Third Party Beneficiary.  Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies or liabilities under or by reason of this Agreement except that (i) ARTICLE IV shall also be for the benefit of the Indemnified Parties, (ii) the Rights Holders shall be third party beneficiaries of the obligation of Parent to make Earnout Payments, if any, in amounts determined pursuant to the definitions of 2011 Revenue Earnout Amount and 2012 Revenue Earnout Payment Amount set forth in Section 9.01, (iii) the Persons receiving payment for Expenses shall be third party beneficiaries of the obligation to pay the payments in accordance with Section 1.15, (iv) the Closing Cash Bonus Participants shall be third party beneficiaries of the obligation to pay the payments in accordance with Section 1.10(a)(vii) and (v) each Insured Party shall be third party beneficiaries of Section 5.02.

8.10.         Severability.  Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.11.         Waiver of Jury Trial.  THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION THEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION WITH SUCH AGREEMENTS.

8.12.         Counterparts.  This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument.  This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered by the parties.  It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

8.13.         Facsimile Signature.  This Agreement may be executed by facsimile signature or other electronic transmission and a facsimile signature or other electronic transmission shall constitute an original for all purposes.

8.14.         No Presumption Against Drafting Party.  Each of Parent, Sub, the Rights Holder Representative and BridgeCo acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

8.15.         Definitions.  All capitalized terms used not defined in the schedules to this Agreement shall have the respective meanings ascribed to such terms in this Agreement

8.16.         Conflicts and Privilege.  It is acknowledged by each of the parties hereto, and Parent and Sub hereby agree, that the service of Goodwin Procter LLP as existing special counsel to BridgeCo (“Counsel”) shall not preclude Counsel from acting as counsel to the Rights Holder Representative in connection with any claim or dispute arising under ARTICLE I of this Agreement after the Closing, even though the interests of the Rights Holder Representative may be directly adverse to Parent, Sub or the Surviving Corporation, and even though Counsel may have represented the BridgeCo in connection with the transactions contemplated by this Agreement.  Parent and Sub further agree that, as to all communications among Counsel, BridgeCo and the Rights Holder Representative in connection with the transactions contemplated by this Agreement, the attorney or client privilege and the expectation of client confidence belongs to the Rights Holder Representative and may be controlled by the Rights Holder Representative and shall not pass to or be claimed by Parent, Sub or the Surviving Corporation.  Notwithstanding the foregoing, in the event that a dispute arises between Parent, Sub or the Surviving Corporation and a third party other than a party to this Agreement after the Closing, the Surviving Corporation may assert the attorney-client privilege to prevent disclosure of confidential communications by Counsel to such third party; provided, however, that the Surviving Corporation may not waive such privilege without the prior written consent of the Rights Holder Representative.

ARTICLE IX

CERTAIN DEFINITIONS

9.01.         Definitions.  The following terms used in this Agreement shall have the meanings set forth in this Section 9.01:

“2011 Revenue Earnout Amount” shall mean fifty percent (50%) of the Revenue for the period beginning on May 1, 2011 and ending on December 31, 2011; provided, however, that under no circumstances shall the 2011 Revenue Earnout exceed Five Million United States Dollars (US $5,000,000).

“2012 Revenue Earnout Amount” shall mean,

(i)           zero, if the Revenue for the period beginning on January 1, 2012 and ending on December 31, 2012 is less than or equal to Thirty Million United States Dollars (US $30,000,000);

(ii)          forty percent (40%) of the amount by which the Revenue for the period beginning on January 1, 2012 and ending on December 31, 2012 exceeds Thirty Million United States Dollars (US $30,000,000), if such Revenue exceeds Thirty Million United States Dollars (US $30,000,000) but is less than or equal to Fifty Five Million United States Dollars (US $55,000,000); and

(iii)         the sum of (A) Ten Million United States Dollars ($10,000,000) and (B) fifty percent (50%) of the amount by which the Revenue for the period beginning on January 1, 2012 and ending on December 31, 2012 exceeds Fifty Five Million United States Dollars (US $55,000,000), if such Revenue exceeds Fifty Five Million United States Dollars; provided, however, that under no circumstances shall the 2012 Revenue Earnout Amount exceed (x) Twenty-Two Million Five Hundred Thousand United States Dollars (US $22,500,000).

“Additional Bonus” shall mean, with respect to a Closing Cash Bonus Participant, a non-transferable contingent right to an amount in cash equal to the product obtained by multiplying (i) any cash amount required to be delivered from the Escrow Amount to the Rights Holders and the Closing Cash Bonus Participants pursuant to Section 4.03, by (ii) a fraction, the numerator of which is such Closing Cash Bonus Participant’s applicable amount of Closing Cash Bonus Payment Escrow Amount Per Person and the denominator of which is the Escrow Deposit.

“Additional Per Share Consideration” shall mean a non-transferable contingent right to an amount in cash equal to the quotient obtained by dividing (i) the difference obtained by subtracting (A) the aggregate amount of all Additional Bonuses from (B) any cash amount required to be delivered from the Escrow Amount to the Rights Holders and the Closing Cash Bonus Participants pursuant to Section 4.03, by (ii) the number of Fully Diluted Shares Outstanding.

“Admitted Liability” has the meaning set forth in Section 4.03(c).

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreement” has the meaning set forth in the Preamble.

“Aggregate Closing Cash Bonus Payment Escrow Amount” shall mean the amount set forth on Schedule 1.10(a)(vii) opposite the heading “Aggregate Closing Cash Bonus Payment Escrow Amount” constituting the portion of the Escrow Deposit contributed by the Closing Cash Bonus Participants (with respect to the Closing Cash Bonus Payments).

“Aggregate Option Exercise Amount” shall mean an amount equal to the aggregate amount of the exercise prices of all Vested Options outstanding as of immediately prior to the Effective Time.

“Aggregate Preference” shall mean the product obtained by multiplying (i) the Preference Amount by (ii) the sum of (A) the aggregate number of shares of BridgeCo Preferred Stock issued and outstanding as of immediately prior to the Effective Time and (B) the number of shares of BridgeCo Preferred Stock that may be purchased pursuant to the Warrant as of immediately prior to the Effective Time.

“Aggregate Warrant Exercise Amount” shall mean an amount equal to the aggregate exercise price of the Warrant as of immediately prior to the Effective Time.

“Authorizations” has the meaning set forth in Section 2.10.

“Base Consideration” shall mean Forty Million United States Dollars (US $40,000,000).

“BridgeCo” has the meaning set forth in the Recitals.

“BridgeCo Board” shall mean the board of directors of BridgeCo.

“BridgeCo Capital Stock” shall mean the BridgeCo Common Stock, BridgeCo Preferred Stock and all other shares of all series and classes of capital stock of BridgeCo, taken together.

“BridgeCo Common Stock” shall mean shares of Class A Common Stock, par value $0.01 per share, of BridgeCo.

“BridgeCo IP” shall mean, collectively, the Software and the hardware set forth on Schedule 9.01(a) and the BridgeCo IP Blocks set forth on Schedule 9.01(b).

“BridgeCo Preferred Stock” shall mean shares of Series New A Preferred Stock, par value $0.01 per share, of BridgeCo.

“BridgeCo Group” has the meaning set forth in Section 2.13(c).

“BridgeCo Group Plan” has the meaning set forth in Section 2.13(c).

“Business Day” shall mean any day other than a Saturday or Sunday or a day on which banks are authorized or obligated by law to be closed in New York, New York.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Plans” has the meaning set forth in Section 5.01.

“Claims” has the meaning set forth in Section 4.03(a).

“Claim Notice” has the meaning set forth in Section 4.03(c).

“Closing” has the meaning set forth in Section 1.02.

“Closing Cash Bonus Participants” shall mean the Persons set forth on Schedule 1.10(a)(vii).

“Closing Cash Bonus Payment Escrow Amount Per Person” shall mean, with respect to each Closing Cash Bonus Participant an amount in cash to be funded into the Escrow Deposit as is set forth opposite such Person’s name on Schedule 1.10(a)(vii).

“Closing Cash Bonus Payments” shall mean the aggregate amount set forth on Schedule 1.10(a)(vii) opposite the heading “Closing Cash Bonus Payments – Aggregate” which shall be paid to the Payroll Agent at Closing for distribution, as promptly as reasonably practicable thereafter, to the Persons and in the amounts set forth opposite each Person’s name on Schedule 1.10(a)(vii).

“Closing Consideration” shall mean an amount equal to (i) the Base Consideration, plus (iii) the Aggregate Option Exercise Amount, plus (iv) the Aggregate Warrant Exercise Amount, minus (v) the Escrow Deposit, minus (vi) the aggregate amount of all Expenses, minus (vii) the aggregate amount of all Indebtedness of BridgeCo as of the Closing Date in excess of the amount of the Existing BridgeCo Debt, minus (xi) the Rights Holders Expense Amount, minus (xii) the Closing Cash Bonus Payments.

“Closing Date” has the meaning set forth in Section 1.02.

“Closing Debt” shall mean all Indebtedness outstanding at the Effective Time other than Indebtedness pursuant to clauses (e) and (f) of the definition thereof.

“Closing Option Consideration” has the meaning set forth in Section 1.08(c).

“Closing Payment” shall mean a payment pursuant to Section 1.06(a)(i), Section 1.06(b)(i), Section 1.07(a) or Section 1.08(c)(i).

“Closing Per Share Payment” shall mean the quotient obtained by dividing (i) an amount equal to (A) the Closing Consideration minus (B) the Aggregate Preference by (ii) the number of Fully Diluted Shares Outstanding.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Combined Products” shall mean (i) any of the products or software of BridgeCo set forth on Exhibit K (and any successors or derivatives thereof) that are sold in products that combine such products or software with products of Parent and (ii) any other product of which any BridgeCo IP is a material component.

“Consent” has the meaning set forth in Section 5.05.

“Contract” shall mean any contract, agreement, arrangement or understanding, whether written or oral.

“Control,” including the terms “Controlled by” and “under common Control with,” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Copyrights” has the meaning set forth in Section 2.12.

“Counsel” has the meaning set forth in Section 8.16.

“Covered Employees” has the meaning set forth in Section 5.01.

“Delaware Code” has the meaning set forth in Section 1.01.

“Dispute Statement” has the meaning set forth in Section 4.03(d).

“Dissenting Shares” has the meaning set forth in Section 1.09.

“Earnout Amount” shall mean, with respect to the First Earnout Period, the 2011 Revenue Earnout Amount, and with respect to the Second Earnout Period, the 2012 Revenue Earnout Amount.

“Earnout Bonus Plan” shall mean the Earnout Bonus Plan adopted by BridgeCo on May 19, 2011.

“Earnout Offset” has the meaning set forth in Section 4.04.

“Earnout Payment” shall mean (i) any amount paid to the Rights Holders pursuant to Section 1.17(a) or Section 1.17(b) plus (ii) any amount paid to Pagemill pursuant to Section 1.17(a) or Section 1.17(b) plus (iii) any amounts payable pursuant to the Earnout Bonus Plan or the Forfeited Unit Bonus Plan.

“Earnout Period” refers to the First Earnout Period or the Second Earnout Period, as applicable.

“Earnout Statement” has the meaning set forth in Section 1.17(c)(v).

“Effective Time” has the meaning set forth in Section 1.02.

“Equity Compensation Plan” shall mean any stock option plan of BridgeCo or any other plan or agreement of BridgeCo providing for equity or equity-related compensation to any Person; provided, that “Equity Compensation Plan” expressly excludes the Earnout Bonus Plan and the Forfeited Unit Bonus Plan.

“ERISA” has the meaning set forth in Section 2.13.

“Escrow Agent” has the meaning set forth in Section 4.03.

“Escrow Agreement” has the meaning set forth in Section 4.03.

“Escrow Amount” has the meaning set forth in Section 4.03.

“Escrow Deposit” shall mean Five Million United States Dollars (US $5,000,000), which shall consist of the Rights Holders Escrow Amount and the Aggregate Closing Cash Bonus Payment Escrow Amount.

“Escrow Period” has the meaning set forth in Section 4.03.

“Excluded License” has the meaning set forth in Section 2.12(f).

“Existing BridgeCo Debt” shall mean US $1,342,412.92, which BridgeCo represents was the amount of Indebtedness (other than pursuant to clause (g) of the definition thereof) outstanding as of March 12, 2011.

“Expense Fund” has the meaning set forth in Section 1.10(a)(iv).

“Expenses” has the meaning set forth in Section 2.23.

“Financial Statements” has the meaning set forth in Section 2.05.

“First Earnout Period” shall mean the period from the May 1, 2011, through December 31, 2011.

“Forfeited Unit Bonus Plan” shall mean that certain Forfeited Unit Bonus Plan, dated of even date herewith, between BridgeCo and Kurt Redfield.

“Fully Diluted Shares Outstanding” shall mean the sum of (i) the number of shares of BridgeCo Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares of Restricted Stock forfeited at or prior to the Closing), plus (ii) the number of shares of BridgeCo Common Stock issuable upon conversion of all issued and outstanding shares of BridgeCo Preferred Stock issued and outstanding immediately prior to the Effective Time, plus (iii) the number of shares of BridgeCo Common Stock issuable upon exercise of all Vested Options, plus (iv) the number of shares of BridgeCo Common Stock issuable upon conversion of the BridgeCo Preferred Stock that may be purchased pursuant to the Warrant as of immediately prior to the Effective Time.

“Fundamental Representations” has the meaning set forth in Section 2.26.

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“Gross Margin” means, with respect to any Product or Combined Product, an amount equal to (a) the Revenue generated by sales of such Product or Combined Product during the applicable Earnout Period minus, without duplication, (i) an allocation of overhead costs not to exceed 5% of such Revenue and (ii) the cost of materials and supplies provided by third parties for such Product or Combined Product during the applicable Earnout Period and (iii) inventory reserves and production variances for such Products, divided by (b) the Revenue generated by sales of such Product or Combined Product during the applicable Earnout Period.

 “Incentive Equity Closing Consideration” has the meaning set forth in Section 1.10(a)(ii).

“Incentive Equityholder” shall mean each holder of a Vested Option and/or shares of Restricted Stock, in each case, as of immediately prior to the Effective Time.

“Indebtedness” of any entity shall mean, as of any specified date, the amount equal to the sum of the following monetary or payment obligations (whether or not then due and payable), to the extent they are obligations of such entity or its Subsidiary or guaranteed by such entity or its Subsidiary, including through the grant of a security interest upon any assets of such entity: (a) all outstanding indebtedness for borrowed money owed to third parties, (b) accrued interest payable with respect to Indebtedness referred to in clause (a), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible) or arising under indentures, (d) all obligations arising out of any financial hedging, swap or similar arrangements, (e) all obligations as lessee that would be required to be capitalized in accordance with GAAP, (f) all obligations in connection with any banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction and (g) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations of such entity that would arise (whether or not then due and payable) if all such items under clauses (a) through (g) were prepaid, extinguished, unwound and settled in full as of such specified date.

“Indemnified Loss” has the meaning set forth in Section 4.01.

“Indemnified Parties” has the meaning set forth in Section 4.01.

“Indemnifying Party” has the meaning set forth in Section 4.03(e)(i).

“including” shall be deemed to be followed by the phrase “without limitation.”

“Insured Party” shall mean any present or former directors or officers of BridgeCo or its Subsidiaries.

“Intellectual Property” has the meaning set forth in Section 2.12.

“Interested Party” has the meaning set forth in Section 2.21.

“Investment” shall mean any possible acquisition of BridgeCo or investments into BridgeCo or any of its Subsidiaries (whether by way of merger, purchase of capital stock, a loan to BridgeCo, purchase of assets or otherwise), or any material portion of BridgeCo’s business, capital stock, or assets, or any equity interest in BridgeCo or its Subsidiaries.

“IP Transfer” has the meaning set forth in Section 1.13.

“IRS” has the meaning set forth in Section 2.07(b).

“Knowledge” or “BridgeCo’s Knowledge” or similar expression, shall mean the knowledge of any of Gene Sheridan, Kurt Redfield, Hooman Kashef, Jordan Watters or Banudas Athreya, in each case after his or her reasonable inquiry of the employees and/or consultants of BridgeCo materially involved with respect to the matter in question.

“Letters of Transmittal” has the meaning set forth in Section 1.10(b)(iii).

“License Fees” has the meaning set forth in Section 2.12(c).

“Material Adverse Effect” shall mean any change, condition, event or development in the business, condition (financial or otherwise), assets, liabilities, results of operations or prospects of BridgeCo that is material and adverse to BridgeCo taken as a whole, or that materially impairs the ability of the parties to consummate the transactions contemplated by this Agreement; provided, however, that none of the following constitute, or will be considered in determining whether there has occurred, a Material Adverse Effect: (i) changes in circumstances affecting the semiconductor industry as a whole or (ii) changes in world macroeconomic conditions.

“Merger” has the meaning set forth in Section 1.01.

“Minimum Gross Margin” shall mean forty percent (40%).

“Net Earnout Amount” shall mean, with respect to any Earnout Period, the Earnout Amount in respect of such Earnout Period multiplied by 0.98.

“Neutral Accounting Firm” shall mean Grant Thornton LLP or, if such firm shall decline or is unable to accept the assignment, such other nationally recognized independent accounting firm selected by mutual agreement of Buyer and the Rights Holder Representative.  If Buyer and the Rights Holder Representative fail to agree on a Neutral Accounting Firm within thirty (30) days after either party notifies the other that it desires to engage the Neutral Accounting Firm, then either party may request that a court specified in Section 8.06 select a nationally recognized independent accounting firm to serve as the Neutral Accounting Firm.

“Option Holder Exchange Documents” has the meaning set forth in Section 1.10(b)(ii).

“Option Holder Letter of Transmittal” has the meaning set forth in Section 1.10(b)(ii).

“Owned Intellectual Property” has the meaning set forth in Section 2.12(c).

“Pagemill” shall mean Pagemill Partners LLC.

“Pagemill Earnout Amount” shall mean, with respect to any Earnout Period, the Earnout Amount in respect of such Earnout Period multiplied by 0.02.

“Parent” has the meaning set forth in the Preamble.

“Patents” has the meaning set forth in Section 2.12.

“Payroll Agent” has the meaning set forth in Section 1.10(a)(ii).

“PBGC” has the meaning set forth in Section 2.13(c)(ii).

“Per Share Net Earnout Payment” shall mean, with respect to any Earnout Period, the quotient obtained by dividing (i) the difference obtained by subtracting (A) all amounts payable under the Earnout Bonus Plan and the Forfeited Unit Bonus Plan from (B) the Net Earnout Amount, in each case in respect of such Earnout Period by (ii) the number of Fully Diluted Shares Outstanding.

“Permitted Encumbrances” has the meaning set forth in Section 2.08.

“Person” shall mean an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any governmental authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Plan” or “Plans” has the meaning set forth in Section 2.13.

“Pre-Closing Tax Return” means any Tax Return that has been filed as of the Closing Date.

“Preference Amount” shall mean $1.00 per share of BridgeCo Preferred Stock plus any dividends declared but unpaid thereon as of immediately prior to the Effective Time.

“Pro Rata Share” shall mean the ratio of the amount of consideration a Rights Holder or a Closing Cash Bonus Participant receives pursuant to this Agreement bears to the total consideration received by all Rights Holders and Closing Cash Bonus Participants pursuant to this Agreement.

“Products” shall mean the products of BridgeCo set forth on Exhibit K, any successor or derivative thereof developed by Parent or the Surviving Corporation following the Closing and any other product comprised in all material respects of BridgeCo IP; provided that Products shall exclude any Combined Products; provided, further, that, for purposes of calculating Revenue, Products shall be deemed to include any license of BridgeCo’s Intellectual Property to any third party, if such license is not provided to such third party in combination with any product, software, or technology.

“Regulations” has the meaning set forth in Section 2.10.

“Restricted Stock” shall mean shares of BridgeCo Common Stock outstanding immediately prior to the Effective Time that are unvested or are subject to a right of repurchase by BridgeCo, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with BridgeCo.

“Required Stockholder Approval” shall mean (i) at least eighty percent (80%) of the issued and outstanding shares of BridgeCo Preferred Stock, voting together as a single class on an as-converted basis and (ii) not less than a majority of the issued and outstanding BridgeCo Capital Stock, voting together as a single class on an as-converted basis.

“Resolved Claim” has the meaning set forth in Section 4.03(d).

“Revenue” shall mean, for any Earnout Period, (i) one hundred percent (100%) of the revenue recognized by Parent and its Subsidiaries from sales of Products having a Gross Margin in excess of the Minimum Gross Margin during such Earnout Period and (ii) twenty-five percent (25%) of the revenue recognized by Parent and its Subsidiaries from sales of Combined Products having a Gross Margin in excess of the Minimum Gross Margin during such Earnout Period, in each case, calculated in accordance with GAAP; provided, however, that in calculating “Revenue” for purposes of this Agreement, any revenue from sales of Products or Combined Products that is substantially passed-through to another party (e.g., the revenue attributable to modules, which shall be equal to their manufacturing costs ) shall be excluded.  Parent and the Rights Holder Representative may agree, in their respective sole and absolute discretion, to a percentage other than twenty-five percent (25%) for the purpose of calculating the portion of revenue recognized by Parent and its Subsidiaries from sales of a particular Combined Product to be included in the calculation of Revenue; provided that, in the event no such agreement is reached, (i) neither Parent nor the Rights Holder Representative shall have any liability to the other nor to any other Person under any legal theory in connection with the failure to reach such an agreement and (ii) Revenue for such Combined Product shall be calculated on the basis of twenty-five percent (25%) of the revenue recognized by Parent in accordance with GAAP as contemplated above.

“Rights Holder Agreement” has the meaning set forth in the Recitals.

“Rights Holder Representative” has the meaning set forth in Section 4.09.

“Rights Holders” shall mean the holders of rights to receive merger consideration in respect of shares of BridgeCo Capital Stock, Vested Options and the Warrant as set forth in this Agreement.

“Rights Holders Escrow Amount” shall mean $4,908,950, constituting the portion of the Escrow Deposit contributed by the Rights Holders (with respect to the merger consideration in respect of shares of BridgeCo Capital Stock, Vested Options and the Warrant as set forth in this Agreement).

“Rights Holders Expense Amount” shall mean the amount of Two Hundred Thousand United States Dollars (US $200,000).

 “Second Earnout Period” shall mean the period from the January 1, 2012, through December 31, 2012.

“Section 280G Payments” has the meaning set forth in Section 5.04.

“Section 280G Stockholder Approval” has the meaning set forth in Section 5.04.

“Set-off Certificate” has the meaning set forth in Section 4.03(h).

“Software” has the meaning set forth in Section 2.12.

“Stock Certificates” has the meaning set forth in Section 1.10(b)(i).

“Stock Options” shall mean all issued and outstanding options (including commitments to grant options) to purchase or otherwise acquire shares of BridgeCo Common Stock (whether or not vested) held by any Person.

“Stockholder Consent” has the meaning set forth in the Recitals.

“Stockholder Exchange Documents” has the meaning set forth in Section 1.10(b)(i).

“Stockholder Letter of Transmittal” has the meaning set forth in Section 1.10(b)(i).

“Stockholders’ Account” has the meaning set forth in Section 1.10(a)(i).

“Straddle Period” has the meaning set forth in Section 5.03(c).

“Sub” has the meaning set forth in the Preamble.

“Subsidiary” shall mean, with respect to any party, any corporation or other organization, individual or entity, whether incorporated or unincorporated, of which (a) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have at least a majority of the voting interest in such partnership) or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries or affiliates.

“Surviving Corporation” has the meaning set forth in Section 1.01.

 “Tax” shall mean all taxes, charges, fees, levies, imposts, duties, and other assessments, including any income, alternative minimum or add-on tax, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, registration, title, license, capital, paid-up capital, profits, withholding, employee withholding, payroll, worker’s compensation, unemployment insurance, social security, employment, excise (including the federal communications excise tax under Section 4251 of the Code), severance, stamp, occupation, premium, recording, real property, personal property, federal highway use, commercial rent, environmental (including taxes under Section 59A of the Code) or windfall profit tax, custom, duty or other tax, fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties, related liabilities, fines or additions to tax imposed by any country, any state, county, provincial or local government or subdivision or agency thereof.

“Tax Benefit” shall mean any refund, credit, or other reduction in otherwise required Tax payments.

“Tax Contest” has the meaning set forth in Section 5.03(c).

“Tax Return” shall mean a report, return or other information (including any amendments) required to be supplied to a governmental entity with respect to Taxes of BridgeCo or any of its Subsidiaries (including, where permitted or required, combined or consolidated returns for any group of entities that includes BridgeCo or any of its Subsidiaries).

“Threshold Amount” has the meaning set forth in Section 4.02(a).

“Trademarks” has the meaning set forth in Section 2.12.

“Trade Secrets” has the meaning set forth in Section 2.12.

“Transaction” has the meaning set forth in the Recitals.

“Treasury Regulations” has the meaning set forth in Section 2.07(j).

“Trojan Horses” shall mean a computer program containing a hidden function that causes damage to other programs while appearing to perform a valid function.

“United States” shall mean the United States of America.

“Unvested Options” shall mean all Stock Options other than the Vested Options.

“USRPHC” has the meaning set forth in Section 2.07(j).

“Vested Options” shall mean, as of immediately prior to the Effective Time, all vested Stock Options after giving effect to vesting acceleration provisions contained in the stock option award agreements with an exercise price less than the Closing Per Share Payment.

“Warrant” shall mean the warrant issued by BridgeCo on August 10, 2009 to ETV Capital (Jersey) Limited to purchase up to 182,927 shares of BridgeCo Preferred Stock (as amended and in effect).

“Warrant Holder Exchange Documents” has the meaning set forth in Section 1.10(b)(iii).

“Warrant Holder Letter of Transmittal” has the meaning set forth in Section 1.10(b)(iii).

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

STANDARD MICROSYSTEMS CORPORATION		COMET ACQUISITION CORP.

By:	/s/ Kris Sennesael	By:	/s/ Walter Siegel
Print Name:	Kris Sennesael	Print Name:	Walter Siegel
Title:	CFO	Title:	Vice President

BRIDGECO, INC.

By:	/s/ Kurt Redfield
Print Name:
Title:

BCOA NOMINEES LIMITED
(solely in its capacity as the Rights Holder Representative)

PRESENT WHEN THE COMMON SEAL OF BCOA NOMINEES LIMITED WAS AFFIXED TO THIS DEED AND THIS DEED WAS DELIVERED

By:	/s/ Gerry Maguire
Print Name:
Title:	Director

By:	/s/ Elaine Coughlan
Print Name:
Title:	Director/Secretary

List of Omitted Schedules and Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, the following exhibits to the Merger Agreement have been omitted from this Exhibit 2.1:

•	Exhibit A – Form of Stockholder Consent
•	Exhibit B – Form of Rights Holder Agreement
•	Exhibit C – Certificate of Incorporation of the Surviving Corporation
•	Exhibit D-1 – Form of Stockholder Letter of Transmittal
•	Exhibit D-2 – Form of Option Holder Letter of Transmittal
•	Exhibit D-3 – Form of Warrant Holder Letter of Transmittal
•	Exhibit E – Escrow Agreement
•	Exhibit F – Rights and Obligations of the Rights Holder Representative
•	Exhibit G – Form of BridgeCo Officer’s Certificate
•	Exhibit H-1 – List of Contracts to be Amended and Form of Contract Amendments
•	Exhibit H-2 – List of Consents to be Obtained Prior to Closing
•	Exhibit I – FIRPTA Certificate
•	Exhibit J-1 – Form of Parent Officer’s Certificate
•	Exhibit J-2 – Form of Sub Officer’s Certificate
•	Exhibit K – List of Products
•	Exhibit L-1 – Form of Assignment of Patents
•	Exhibit L-2 – Form of Assignment of Trademarks
•	Exhibit L-3 – Form of Intellectual Property Assignment Agreement

Any omitted exhibit, schedule or similar attachment will be furnished supplementally to the SEC upon request.